   As filed with the Securities and Exchange Commission on January 4, 2001.
                                                 Registration No. 333-__________
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ____________________

                                 SIERRA BANCORP
             (Exact Name of Registrant as Specified in its Charter)

          California                         6712                   33-0937517
(State or Other Jurisdiction of        (Primary Standard         (I.R.S. Employer
Incorporation or Organization)     Industrial Classification    Identification No.)
                                         Code Number)

                              86 North Main Street
                         Porterville, California 93257
                                 (559) 782-4900
   (Address, including Zip Code, and Telephone Number, including  Area Code, of Registrant's Principal Executive Offices)

                                 James C. Holly
                     President and Chief Executive Officer
                               Bank of the Sierra
                              86 North Main Street
                         Porterville, California 93257
                                 (559) 782-4900
           (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)

                                With a copy to:
                              Nikki Wolontis, Esq.
                         Fried, Bird & Crumpacker, P.C.
                            1900 Avenue of the Stars
                                   25th Floor
                         Los Angeles, California 90067
                      (310) 551-7411; (310) 556-4487 (fax)

     Approximate Date of Commencement of Proposed Sale to the Public: As Soon as Practicable after the Effective Date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

Title of Securities     Amount to          Proposed         Proposed Maximum        Amount of
 to be Registered           be           Maximum Offering   Aggregate Offering    Registration Fee
                       Registered        Price Per Share          Price*
Common Stock,             9,212,280          n/a                $63,334,425         $15,833.61
 no par value

_________________________

* Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) based on the aggregate market value on December 28, 2000 of the number of shares of Bank of the Sierra common stock expected to be received by the registrant in the reorganization.

==============================================================================

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        [BANK OF THE SIERRA LETTERHEAD]


                     WRITTEN CONSENT STATEMENT/PROSPECTUS

                              January ___, 2001

Dear Shareholder:

     The Board of Directors of Bank of the Sierra (the "Bank") has voted in favor of a reorganization creating a bank holding company to be called Sierra Bancorp. Sierra Bancorp is a newly-formed California corporation, organized at the direction of our Bank's Board of Directors for the purpose of becoming a bank holding company. If shareholders approve the reorganization, we will exchange each of your Bank of the Sierra shares for one share of Sierra Bancorp. Thus, instead of owning Bank of the Sierra directly, you will own shares in Sierra Bancorp which will own Bank of the Sierra.

     The reorganization cannot be completed unless holders of at least a majority of the outstanding shares of Bank of the Sierra vote for it and all necessary regulatory approvals are obtained. The Board of Directors has chosen to solicit shareholder approval of the reorganization by means of written consent rather than calling a special meeting of shareholders. Written consents for approval of this action are being solicited from all shareholders of the Bank.

     We are pleased to enclose for your review this written consent statement/prospectus that provides you with the information you need to evaluate the reorganization. We encourage you to review it carefully.

     Your stock in Sierra Bancorp will have a value equal to the value of your stock in Bank of the Sierra and therefore the exchange will take place without any recognition of gain or loss for federal income tax purposes. No changes in the Bank's directors, officers, or other personnel are contemplated as a result of the formation of the bank holding company. Additionally, after formation of the bank holding company, the Bank will continue its present business and operations under the name of Bank of the Sierra.

     We urge you to fill in, date, sign and mail the enclosed Written Consent form in the enclosed self-addressed postage prepaid envelope.

     It is expected that the enclosed written consent statement/prospectus and accompanying Consent form will be mailed or delivered to shareholders of the Bank on or after January ___, 2001. We hope that the Written Consent Statement/Prospectus will answer any questions you may have concerning the proposed reorganization. If you have any questions, concerning this Written Consent Statement/Prospectus or the accompanying written consent form, please telephone Jack B. Buchold, Senior Vice President and Chief Financial Officer,
(559) 782-4900.

     I strongly support the organization of Sierra Bancorp and enthusiastically recommend that you vote in favor of it. Your interest and participation are appreciated.

                              Sincerely,


                              James C. Holly
                              President and Chief Executive Officer

     The reorganization involves risks.  SEE RISK FACTORS ON PAGE 5.

     These securities are not deposits or accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this written consent statement - prospectus. Any representation to the contrary is a criminal offense.

                               January ___, 2001

                     BANK OF THE SIERRA AND SIERRA BANCORP
                     WRITTEN CONSENT STATEMENT/PROSPECTUS
                               TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION..............................................      1

SUMMARY.....................................................................................      2

RISK FACTORS................................................................................      5

WHERE YOU CAN FIND MORE INFORMATION.........................................................      8

SOLICITATION OF WRITTEN CONSENTS............................................................      9
       General..............................................................................      9
       Receipt of Consents..................................................................      9
       Who May Vote.........................................................................     10
       Vote Required........................................................................     10
       Revocation of Consent................................................................     10
       Expenses of this Solicitation........................................................     10

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.............................................     10

BANK HOLDING COMPANY REORGANIZATION.........................................................     10
       Reasons for the Reorganization.......................................................     11
       Description of the Plan of Reorganization and Agreement of Merger....................     12
       Accounting Treatment.................................................................     13
       Federal Income Tax Consequences......................................................     13
       Comparison of the Holding Company and the Bank Corporate Structures..................     14
       Rights of Dissenting Shareholders....................................................     17
       Affiliate Restrictions...............................................................     17

MARKET PRICES OF STOCK......................................................................     17
       Sierra Bancorp.......................................................................     17
       Bank of the Sierra...................................................................     18

DIVIDENDS...................................................................................     18
       Sierra Bancorp.......................................................................     18
       Bank of the Sierra...................................................................     19

FINANCIAL STATEMENTS........................................................................     19

HISTORY AND BUSINESS OF SIERRA BANCORP......................................................     21
       Organization.........................................................................     21
       Business.............................................................................     21
       Management...........................................................................     21
       Indemnification......................................................................     22

HISTORY AND BUSINESS OF BANK OF THE SIERRA..................................................     23
       General..............................................................................     23
       Recent Developments..................................................................     25
       Competition..........................................................................     26
       Employees............................................................................     27
       Properties...........................................................................     27
       Legal Proceedings....................................................................     27

MANAGEMENT OF BANK OF THE SIERRA............................................................     28
       Board of Directors and Officers......................................................     28
       Committees of the Board of Directors.................................................     30
       Executive Compensation...............................................................     30
       Stock Options........................................................................     31
       Compensation of Directors............................................................     32
       Performance Graph....................................................................     33
       Transactions with Directors and Executive Officers...................................     34

SUPERVISION AND REGULATION..................................................................     34
       Regulation of Sierra Bancorp.........................................................     34
       Regulation of Bank of the Sierra.....................................................     35
       Government Policies and Legislation..................................................     35

LEGAL MATTERS...............................................................................     36

                 QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION


Q:   Why is this reorganization proposed?

A:   The Board of Directors of Bank of the Sierra believes that the bank holding company structure will provide greater flexibility in terms of operations, expansion, and diversification. Initially, the holding company will be utilized to assist in financing the Bank's acquisition of Taft National Bank through the issuance of trust preferred securities by a to-be-formed subsidiary of Sierra Bancorp.

Q:   What will I receive in this reorganization?

A:   You will receive one share of Sierra Bancorp common stock for each share of
Bank of the Sierra common stock that you own immediately prior to the reorganization.

Q:   How do I vote?

A:   Simply indicate on your written consent card how you want to vote and then sign and mail your written consent card in the enclosed return envelope as soon as possible. Bank of the Sierra's Board of Directors unanimously recommends that you consent to the reorganization.

Q:   If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:   Your broker will not vote your shares for you unless you provide instructions to your broker on how to vote. It is important therefore that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as a vote against the reorganization.

Q:   What are the tax consequences of the reorganization to me?

A:   You are generally not expected to incur federal income tax as a result of the reorganization. To review the tax consequences to Bank of the Sierra shareholders in greater detail, see pages 13 through 14. The tax consequences of the reorganization to you will depend on your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the reorganization to you.

Q:   Can I change my vote after I have mailed my signed written consent card?

A:   Yes.  You may withdraw or change your written consent before the solicitation period expires (February ___, 2001). You will need to send a letter to the Bank's corporate secretary which must be received before the solicitation period expires stating that you are revoking your previous vote. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:   Should I send in my certificates now?

A:   No.  After the reorganization is completed, you will receive written instructions for exchanging your stock certificates.

Q:   When do you expect this reorganization to be completed?

A:   We are currently working to complete the reorganization in April, 2001.

Q:   Why have you sent this document and who can help answer my questions?

A:   This written consent statement/prospectus contains important information regarding this proposed reorganization, as well as information about Bank of the Sierra and Sierra Bancorp. We urge you to read this written consent statement/prospectus carefully, including its appendices. You may also want to review the documents listed under "WHERE CAN YOU FIND MORE INFORMATION" on page
8.  If you have more questions about the reorganization, you should contact:
Jack B. Buchold, Senior Vice President and Chief Financial Officer, Bank of the Sierra, 86 North Main Street, Porterville, California 93257, (559) 782-4900.

                                    SUMMARY

     This brief summary highlights selected information from this document and does not contain all the information that is important to you. We urge you to read this written consent statement/prospectus carefully to fully understand the reorganization. References in this document to "we," "us," "our" and the Bank refer to Bank of the Sierra. In certain instances where appropriate, "us" or "our" refers collectively to Sierra Bancorp and Bank of the Sierra.

FORMATION OF A BANK HOLDING COMPANY WHICH WILL OWN THE BANK

     The Board of Directors is asking you to vote on a proposal to organize a bank holding company, Sierra Bancorp, which will own Bank of the Sierra. The new corporate structure will permit Sierra Bancorp and Bank of the Sierra greater financial and corporate flexibility in the areas of acquisitions and debt financing. In addition, it will allow us to:

     . Offer new services.

     . Enjoy access to new markets.

     . Participate in activities which are not permissible for Bank of the Sierra to engage in directly.

     . Finance the Bank's acquisition of Taft National Bank in part through the issuance of trust preferred securities by a to-be-formed subsidiary of Sierra Bancorp.

     We have attached the reorganization agreement as Appendix "A" at the back of this written consent statement/ prospectus. We encourage you to read the reorganization agreement, as it is the legal document that governs the transaction.

     In the reorganization, Bank of the Sierra will continue in its operations as presently conducted under its management, but Bank of the Sierra will be a wholly owned subsidiary of Sierra Bancorp.

THE COMPANIES

Sierra Bancorp

     Sierra Bancorp is not an operating company and has not engaged in any significant business to date. It was formed on November 16, 2000 as a California corporation to be the holding company for the Bank After the reorganization, Sierra Bancorp will become a registered bank holding company, whose principal asset will be its stockholdings in Bank of the Sierra.

Bank of the Sierra

     Bank of the Sierra is a California state-chartered bank which engages in the commercial banking business. Bank of the Sierra is headquartered in Porterville, California and is the largest independent bank headquartered in the South San Joaquin Valley with assets of approximately $608 million at September 30, 2000. Bank of the Sierra operates sixteen branch offices in the four counties between Bakersfield and Fresno.

Sierra Merger Corporation

     Sierra Merger Corporation ("Sierra Merger") is a Delaware corporation newly organized as a wholly-owned subsidiary of Sierra Bancorp in November, 2000. Sierra Merger's sole purpose is to merge into the Bank in order to facilitate
the reorganization.   Sierra Merger will disappear after the reorganization.

THE MANAGEMENT OF BANK OF THE SIERRA WILL CONTINUE AFTER THE REORGANIZATION

     The directors and officers of Bank of the Sierra will continue to be directors and officers of the Bank following the reorganization. After the reorganization, the present directors of Sierra Bancorp (who are also directors of the Bank) will continue to be directors of Sierra Bancorp, and certain of the officers of Bank of the Sierra will also serve as officers of Sierra Bancorp. The shareholders of Sierra Bancorp will only elect the directors of Sierra Bancorp after the reorganization. Sierra Bancorp will elect the directors of Bank of the Sierra.

YOU WILL RECEIVE ONE SHARE OF SIERRA BANCORP COMMON STOCK FOR EACH SHARE OF BANK OF THE SIERRA COMMON STOCK YOU OWN

     If the reorganization is approved, we will exchange your Bank of the Sierra common stock shares for common stock shares in Sierra Bancorp. You will receive one share of Sierra Bancorp stock for each share of your Bank of the Sierra common stock you own immediately prior to the reorganization.

WE NEED YOUR APPROVAL

     In order to complete the reorganization, we need the approval of owners of at least a majority of the outstanding shares of the common stock of Bank of the Sierra. As of December 31, 2000, the date on which a person must be a shareholder to be entitled to vote, there were 9,212,280 shares of common stock outstanding and entitled to vote. Therefore, we will need the owners of 4,606,141 shares to vote in favor of the reorganization. The Board of Directors of Bank of the Sierra unanimously recommends voting in favor of the reorganization.

THE DIRECTORS AND EXECUTIVE OFFICERS INTEND TO VOTE IN FAVOR OF THE
REORGANIZATION

     Bank of the Sierra's directors and executive officers who beneficially owned in the aggregate approximately 4,219,310 voting shares or 45.8% of the outstanding shares of Bank of the Sierra common stock as of December 31, 2000, intend to vote for the approval of the reorganization.

WHAT SHOULD SHAREHOLDERS DO?

     If you want to vote in favor of the reorganization, mail your signed written consent card in the enclosed envelope as soon as possible. If you want to vote against the reorganization, you do not need to do anything. If you do not send in your written consent card, your shares will automatically be counted against the reorganization. We must receive your written consent by 5:00 p.m., Pacific Time, on February ___, 2001 (unless extended by the Bank) for your consent to be counted in the vote on the reorganization.

SHAREHOLDERS DO NOT HAVE DISSENTERS' APPRAISAL RIGHTS

     Bank of the Sierra's shareholders do not have dissenters' rights with respect to the reorganization.

THE REORGANIZATION WILL BE TAX-FREE TO YOU

     McGladrey & Pullen, LLP, the Bank's certified public accountants, has stated their opinion that no gains or losses will be recognized by either Bank of the Sierra or Sierra Bancorp or their shareholders as a result of the
reorganization.   However, because tax matters are complicated, and tax results may vary among shareholders, we urge you to contact your own tax advisor to understand fully how the reorganization will affect you.

DIFFERENCES BETWEEN BANK OF THE SIERRA AND SIERRA BANCORP

     Shareholders of Sierra Bancorp will have rights comparable to those rights which they now possess as shareholders of Bank of the Sierra. However, certain minor differences will arise due to the fact that Sierra Bancorp is a non-bank California corporation and Bank of the Sierra is a California state-chartered bank subject to the provisions of the California Financial Code as well as the California Corporations Code. For a discussion regarding these differences, see "BANK HOLDING COMPANY REORGANIZATION - Comparison of the Holding Company and the Bank Corporate Structures" on page 14. There are also differences in the availability of funds for the payment of dividends by Bank of the Sierra and Sierra Bancorp. (See "DIVIDENDS" on page 18).

BENEFITS TO DIRECTORS AND OFFICERS OF THE REORGANIZATION

     The reorganization will not provide any substantive benefits to directors and officers of Bank of the Sierra, who will continue to be directors and officers of Bank of the Sierra and Sierra Bancorp.

EXISTING OPTIONS TO ACQUIRE BANK OF THE SIERRA COMMON STOCK WILL BECOME OPTIONS TO PURCHASE SIERRA BANCORP COMMON STOCK AFTER THE REORGANIZATION

     After the reorganization is completed all of the obligations of Bank of the Sierra under the Bank of the Sierra 1998 Stock Option Plan will become obligations of Sierra Bancorp on the same terms and conditions, with the exception that the securities issued pursuant to the Bank of the Sierra 1998 Stock Option Plan will be Sierra Bancorp common stock.

ACCOUNTING TREATMENT

     Because the proposed transaction is a reorganization with no change in ownership interests, the consolidated financial statements of Sierra Bancorp and the Bank will retain the former bases of accounting of the Bank and will initially be identical to the Bank's financial statements prior to the reorganization.

REGULATORY APPROVALS

     We cannot complete the reorganization unless it is approved, non-disapproved and/or exempted by the Federal Reserve Bank of San Francisco (the "FRB"), the FDIC and the California Department of Financial Institutions (the "DFI").

     Bank of the Sierra, Sierra Bancorp and Sierra Merger have filed all of the required applications or notices with the FRB, the FDIC, and the DFI.

     As of the date of this document, the FRB, the FDIC and the DFI have not granted the approvals/non-disapprovals, exemptions or waivers needed to consummate the reorganization. While we do not know of any reason that we would not be able to obtain the necessary approvals/non-disapprovals, exemptions or waivers in a timely manner, we cannot be certain when or if we will obtain them.

PUBLIC TRADING OF SIERRA BANCORP STOCK

     Bank of the Sierra stock is listed for quotation on the National Market System of the Nasdaq Stock Market under the trading symbol "BSRR" After the reorganization, Sierra Bancorp stock will be listed for quotation on the National Market System and will use the same trading symbol, "BSRR."

                                  RISK FACTORS

     In addition to the other information we provide in this written consent statement/prospectus, you should carefully consider the following risks before deciding whether to vote for the reorganization.

     Poor Economic Conditions May Cause Us to Incur Losses. A substantial majority of our assets and deposits are generated in the San Joaquin Valley in central California. As a result, poor economic conditions in the San Joaquin Valley may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. The San Joaquin Valley has experienced a much slower economic recovery than other areas of the State of California during the past year. While the metropolitan centers and the Silicon Valley have been characterized by dot com euphoria and extensive job creation, the central valley of California has not experienced the same type of growth. Unemployment levels have remained high, especially in Tulare County, which is our geographic center and the base of our agriculturally oriented communities. In addition, in the early 1990s, the entire state of California experienced an economic recession that resulted in increases in the level of delinquencies and losses for many of the state's financial institutions. If California were to experience another recession, we expect that our level of problem assets would increase accordingly.

     Poor Economic Conditions Affecting Particular Industries Could Have an Adverse Effect on Our Customers and Their Ability to Make Payments to Us. We are also affected by certain industry-specific economic factors. For example, a significant portion of our total loan portfolio is related to real estate obligations (particularly home mortgage loans), and a portion of our recent growth has been fueled by the general real estate recovery in California. Accordingly, a downturn in the real estate industry in California could have an adverse effect on our operations. Similarly, a sizable portion of our total loan portfolio is to borrowers in the agricultural industry. While a great number of our borrowers may not be individually involved in agriculture, many of the jobs in the San Joaquin Valley are ancillary to the regular production, processing, marketing and sales of agricultural commodities. The ripple effect of lower commodity prices for milk, olives, grapes, tree fruit and oranges has a tendency to spread to lower land prices, lower borrower income, and lower collateral values. In addition, the weather patterns of the past two years have not been conducive to row crop, tree fruit, or orange production. This degenerative cycle of weather and commodity prices then affects consumer purchasing power, and creates further unemployment throughout the San Joaquin Valley. Such conditions may adversely affect our borrower base, and consequently, may negatively impact our business.

     We May Incur Risks As a Result of Our Growth. Our Bank's total assets have increased from $404 million at December 31, 1998, to $458 million at December 31, 1999 and to $608 million at September 30, 2000, or an increase of over 50% in less than two years. Our acquisition of Sierra National Bank in May 2000 increased our Bank's assets by approximately $87 million. In addition, the acquisition of Taft National Bank, which is anticipated to be consummated in the second quarter of 2001, would increase Bank of the Sierra's assets by approximately $58 million or an additional 10% increase in the Bank's assets through acquisitions since September 30, 2000. In addition, we intend to investigate other opportunities to acquire or combine with additional financial institutions that would complement our existing business as such opportunities may arise. No assurance can be provided, however, that we will be able to identify additional suitable acquisition targets or consummate any such acquisition.

     Our ability to manage our growth will depend primarily on our ability to:

     . monitor operations;

     . control costs;

     . maintain positive customer relations; and

     . attract, assimilate and retain qualified personnel.

     If we fail to achieve those objectives in an efficient and timely manner, we may experience interruptions and dislocations in our business, and our financial condition and results of operations could be adversely affected. Any such problems could adversely affect our existing operations, as well as our ability to retain the customers of the acquired businesses or operate any such businesses profitably. In addition, such concerns may cause federal and state banking regulators to require Sierra Bancorp or Bank of the Sierra to delay or forgo any proposed acquisition until such problems have been addressed to the satisfaction of those regulators.

     There is no Assurance Sierra Bancorp Will be Able to Meet its Debt Service Obligations. In order to fund a substantial portion of the acquisition price for Taft National Bank, it is anticipated that Sierra Bancorp will issue subordinated debt securities to a new wholly-owned subsidiary, a Delaware statutory business trust, which statutory business trust will in turn issue its trust preferred securities to the public in a private placement of securities. The proceeds from the private placement of the trust preferred securities by the Delaware statutory business trust will be used by that trust to purchase the subordinated debt securities of Sierra Bancorp. It is anticipated that funds generated from operations of Bank of the Sierra will be at a level sufficient to meet the debt service obligations of Sierra Bancorp on its subordinated debt securities, which obligations must be met in order for the Delaware statutory business trust to meet its dividend payment obligations on the trust preferred securities. There can be no assurance, however, that Sierra Bancorp will be able to meet its debt service obligations on its subordinated debt securities. Failure to meet these obligations when due would have a material adverse effect on the business, financial condition and results of operations of Sierra Bancorp. (See "History and Business of Bank of the Sierra -- Recent Developments.")

     There is no Assurance Sierra Bancorp Will be Able to Pay Dividends. The amount and timing of the payment of dividends by Sierra Bancorp will be dependent on the earnings and financial condition of Bank of the Sierra. The power of Bank of Sierra's Board of Directors to declare cash dividends is limited by statutory and regulatory restrictions. In addition, Sierra Bancorp's debt service obligations on the debt securities which it intends to issue in connection with obtaining financing with respect to the acquisition of Taft National Bank will have to be met prior to the payment of any dividends on the common stock of Sierra Bancorp. Although Sierra Bancorp anticipates continuing to pay dividends in the future similar to those which were paid in the past by the Bank of the Sierra, no assurance can be given that Bank of the Sierra's and Sierra Bancorp's future earnings in any given year will justify the payment of such a dividend. Further, there can be no assurance that following the payment of any debt service obligations, there will be sufficient funds available for the payment of any dividends to holders of Sierra Bancorp's common stock. (See "Dividends.")

     Changing Interest Rates May Reduce Our Net Interest Income. Banking companies' earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic, regulatory and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Many of these factors are beyond our control. Fluctuations in interest rates affect the demand of customers for our products and services. Our bank is subject to interest rate risk to the degree that our interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse effect on our results of operations.

     Intense Competition Exists for Loans and Deposits. The banking and financial services business in California generally, and in our market area specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than we do. The reorganization will not, at least for the foreseeable future, overcome these competitive disadvantages.

     You May Have Difficulty Selling Your Shares in the Future If a More Active Trading Market for Our Stock Does Not Develop. Although Bank of the Sierra's Common Stock has been listed on the Nasdaq National

Market since June 10, 1999, trading in our stock has not been extensive and cannot be characterized as amounting to an active trading market.

     Because the Price of Our Common Stock May Vary Widely, When You Decide to Sell It, You May Encounter a Delay or Have to Accept a Reduced Price. The price of Sierra Bancorp common stock may fluctuate widely, depending on many factors. Some of these factors have little to do with our operating results or the intrinsic worth of our Bank or Sierra Bancorp. For example, the market value of Sierra Bancorp common stock may be affected by the trading volume of the shares, announcements of expanded services by us or our competitors, operating results of our competitors, general trends in the banking industry, general price and volume fluctuations in the stock market, acquisition of related companies or variations in quarterly operating results. Also, if the trading market for our common stock remains limited, that may exaggerate changes in market value, leading to more price volatility than would occur in a more active trading market. As a result, if you want to sell your Sierra Bancorp common stock, you may encounter delay or have to accept a reduced price.

     Sierra Bancorp's Stock Price May Fall if Bank of the Sierra has Poor Earnings. Sierra Bancorp's financial condition following the reorganization will depend on the operation and profitability of Bank of the Sierra. Sierra Bancorp has no history of financial performance because it is a newly-formed corporation. Shareholders who receive Sierra Bancorp stock will not have the opportunity to analyze the historical financial performance of Sierra Bancorp. Sierra Bancorp's profitability may be affected by other factors including: businesses started or acquired by Sierra Bancorp other than Bank of the Sierra; and laws and regulations that apply to Sierra Bancorp. Although Sierra Bancorp intends to operate Bank of the Sierra in substantially the same manner that it has been operated to date, changes to the operations of Bank of the Sierra and new businesses may affect the financial performance and condition of Sierra Bancorp as a whole and the return to shareholders of Sierra Bancorp.

     Adverse Effects of Banking Regulations or Changes in Banking Regulations Could Adversely Affect Our Business. We are governed by significant federal and state regulation and supervision, which is primarily for the benefit and protection of our customers and not for the benefit of our investors. In the past, our business has been materially affected by these regulations. This trend is likely to continue in the future. Laws, regulations or policies currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations.

     Under a long-standing policy of the Board of Governors of the Federal Reserve System, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary bank in circumstances where we might not otherwise do so.

     Loan Loss Reserves May Not Cover Actual Loans Losses. We maintain an allowance for loan losses at a level which we believe is adequate to absorb any inherent losses in our loan portfolio. However, changes in economic, operating and other conditions, including changes in interest rates, that are beyond our control, may cause our actual loan losses to exceed our current allowance estimates. If the actual loan losses exceed the amount reserved, it will hurt our business. In addition, the FDIC and the DFI, as part of their supervisory functions, periodically review our allowance for loan losses. Such agencies may require us to increase our provision for loan losses or to recognize further loan losses, based on their judgments, which may be different from those of our management. Any increase in the allowance required by the FDIC or the DFI could also hurt our business.

     We try to limit the risk that borrowers will fail to repay loans by carefully underwriting the loans. Losses nevertheless occur. We create reserves for estimated loan losses in our accounting records. We base these allowances on estimates of the following:

     . industry standards;

     . historical experience with our loans;

     . evaluation of current and predicted economic conditions;

     . regular reviews of the quality mix and size of the overall loan portfolio;

     . regular reviews of delinquencies; and

     . the quality of the collateral underlying our loans.

     Our Directors and Executive Officers Control Almost a Majority of Our Stock, and Your interests May Not Always be the Same as Those of the Board and Management. As of December 31, 2000, our directors and executive officers together with their affiliates, beneficially owned approximately 45.8% of the Bank's outstanding voting stock (not including vested option shares). As a result, if all of these shareholders take a common position, they could most likely control the outcome of most corporate actions, such as:

     . approval of mergers or other business combinations;

     . sales of all or substantially all of our assets;

     . any matters submitted to a vote of our shareholders;

     . issuance of any additional common stock or other equity securities;

     . incurrence of debt other than in the ordinary course of business;

     . the selection and tenure of our Chief Executive Officer; and

     . payment of dividends on common stock or other equity securities.

     In some situations, the interests of our directors and executive officers may be different from yours. However, our Board of Directors and executive officers have a fiduciary duty to act in the best interests of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

     Provisions in Our Articles of Incorporation Will Delay or Prevent Changes in Control of Our Corporation or Our Management. These provisions make it more difficult for another company to acquire us, which could reduce the market price of our common stock and the price that you receive if you sell your shares in the future. These provisions include the following:

     . a requirement that certain business combinations not approved by our Board of Directors receive the approval of two-thirds of the outstanding shares;

     . staggered terms of office for members of the board of directors;

     . the elimination of cumulative voting in the election of directors; and

     . a requirement that our Board of Directors consider the potential social and economic effects on the our employees, depositors, customers and the communities we serve as well as certain other factors, when evaluating a possible tender offer, merger or other acquisition of the Bank or Sierra Bancorp.

     These provisions in Sierra Bancorp's Articles of Incorporation are essentially identical to comparable provisions in the Bank's Articles of Incorporation which were approved by the Bank's shareholders in May, 2000.


                      WHERE YOU CAN FIND MORE INFORMATION

     Sierra Bancorp, 86 North Main Street, Porterville, California 93257, has filed a Registration Statement with the Securities and Exchange Commission for the securities it proposes to issue as part of its plan of reorganization, described in this written consent statement/prospectus. This written consent statement/prospectus is part of the Registration Statement, but does not contain all the information from the Registration Statement and its exhibits. Portions of the Registration Statement and its exhibits have been omitted from this written consent statement/prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The Registration Statement may be inspected, without charge, at the principal office of the Securities and Exchange

Commission, 450 Fifth Street, N.W., Washington, D.C., and you may order copies of all or part of it from the Securities and Exchange Commission upon payment of its fees. In addition, you can view the Registration Statement and all the exhibits on the Securities and Exchange Commission's Web Site at: http:// www.sec.gov.

     Upon the effectiveness of its Registration Statement filed with the Securities and Exchange Commission for the securities which Sierra Bancorp proposes to issue as part of its plan of reorganization described in this written consent statement/prospectus, Sierra Bancorp will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") which will require it to file annual and quarterly financial reports with the Securities and Exchange Commission. Such reports and other information concerning Sierra Bancorp may be inspected at the office of the Securities and Exchange Commission at the address referred to above and copies of these reports may be obtained upon payment of the Commission's fees. In addition, these reports may also be viewed on the Securities and Exchange Commission's Web site referred to above.

     Bank of the Sierra's common stock is registered under Section 12(g) of the Exchange Act which requires it to file annual and quarterly financial reports with the Federal Deposit Insurance Corporation. Bank of the Sierra's Form 10-K Annual Report which includes financial statements and schedules, by reference, is filed with the Federal Deposit Insurance Corporation in Washington, D.C. A copy of this report is available to shareholders upon request to Jack B. Buchold, Bank of the Sierra, 86 North Main Street, Porterville, California 93257, (559) 782-4900. The first copy will be provided without charge. Neither the annual report to shareholders nor the Form 10-K are part of the written consent solicitation material, nor have they been made a part of it by mentioning them. Additionally, the Form 10-K Annual Report may be inspected and copied at the offices of the Federal Deposit Insurance Corporation, 550 17/th/ Street, N.W., Washington, D.C. 20429.


                        SOLICITATION OF WRITTEN CONSENTS

General

     The Board of Directors has elected to obtain shareholder approval of the reorganization by written consent, rather than by calling a special meeting of shareholders. Written consents are being solicited from all shareholders of the Bank. Section 603 of the Corporations Code and Section 2.9 of Article II of the Bank's Bylaws authorize the Bank to obtain the necessary shareholder approvals by written consent without a meeting.

Receipt of Consents

     We must receive your written consent by 5:00 p.m., Pacific Time, on February ___, 2001 (unless extended by the Bank) (the "Approval Date") to be counted in the vote on the Plan of Reorganization.

     Shareholders who wish to vote "YES" for the Plan of Reorganization should complete, sign and date the accompanying written consent form and return it to the Bank in the enclosed postage prepaid envelope as soon as possible.

     A written consent form returned by a shareholder will be counted "consent to," "does not consent to" or "abstain" with respect to the Plan of Reorganization, as indicated on the consent form, with respect to all shares shown on the books of the Bank as of the Record Date as being owned by such shareholder. Any shareholder who signs and returns the written consent form but who does not indicate a choice thereon will be deemed to have consented to the approval of the Plan of Reorganization. Shareholder approval will be effective upon receipt by the Bank of affirmative written consents representing a majority of the Bank's outstanding shares, but in no event prior to February ___, 2001.

Who May Vote

     Only Bank shareholders of record as of December 31, 2000 (the "Record Date") may vote. You are entitled to vote based on the number of shares of Bank of the Sierra Common Stock you have on the Record Date.

     There were issued and outstanding 9,212,280 shares of Bank of the Sierra's Common Stock on the Record Date. The Bank has no other class of capital stock outstanding. Consent may be given by any person in whose name shares stand on the books of the Bank as of the Record Date, or by his or her duly authorized agent.

     If you hold your Bank of the Sierra Common Stock in "street name" and you fail to instruct your broker or nominee as to how to vote your Bank of the Sierra Common Stock, your broker or nominee MAY NOT, pursuant to applicable stock exchange rules, vote your stock with respect to the Plan of Reorganization.

Vote Required

     The Bank must receive written consents representing a majority of the outstanding shares of Bank of the Sierra's Common Stock for approval of the Plan of Reorganization. Accordingly, abstentions from voting will have the effect of a vote "AGAINST" the Plan of Reorganization.

Revocation of Consent

     You may withdraw or change your written consent before the solicitation period expires (February ___, 2001). You will need to send a letter to the Bank's corporate secretary stating that you are revoking your previous vote.

Expenses of this Solicitation

     This solicitation is being made by the Board of Directors of the Bank. The expense of preparing, assembling, printing and mailing this Written Consent Statement/Prospectus and the other material used in this solicitation of written consents will be borne by the Bank. In addition to soliciting written consents through the mail, the directors, officers and regular employees of the Bank may solicit written consents personally or by telephone without receiving special compensation therefor.

     Brokerage firms and other custodians, nominees, and fiduciaries will be requested to forward the soliciting material to their principals and to obtain authorization for the execution of consents. The Bank may, upon request, reimburse brokerage firms, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding soliciting materials to their principals.


                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     Management knows of no person who owned beneficially more than five percent (5%) of the outstanding Common Stock of the Bank as of the Record Date for this written consent solicitation (December 31, 2000), except for Gregory A. Childress, Robert L. Fields, James C. Holly and Morris A. Tharp, each of whom is a member of the Bank's Board of Directors (see "HISTORY AND BUSINESS OF BANK OF THE SIERRA - Board of Directors and Officers" herein).


                      BANK HOLDING COMPANY REORGANIZATION

     The Board of Directors of Bank of the Sierra has approved a plan of reorganization under which the business of the Bank will be conducted as a wholly-owned subsidiary of Sierra Bancorp and each outstanding share of Bank of the Sierra's common stock will be converted into one share of Sierra Bancorp's Common Stock. The details of the reorganization are set forth in the Plan of Reorganization and Agreement of Merger among Bank of the Sierra, Sierra

Bancorp and Sierra Merger which is attached as Exhibit "A" hereto (the "Reorganization Agreement"). The Bank's Board of Directors has unanimously approved the Reorganization Agreement and recommends a vote "FOR" the proposed reorganization.

Reasons for the Reorganization

     We believe that a holding company structure will better position us to compete in the markets that we serve by providing greater corporate and financial flexibility in conducting our business. Examples are:

     . increased structural alternatives for acquisitions;

     . increased flexibility in acquiring or establishing other businesses related to banking;

     . more alternatives for raising capital and access to debt markets; and

     . greater flexibility regarding redemption of stock.

     The bank and thrift industry has been undergoing a period of consolidation for some time. We believe that the holding company structure may make it easier for us to respond quickly to take advantage of expansion opportunities which are in our shareholders' best interests. For instance, as a bank, we cannot own a separate bank or thrift institution, but Sierra Bancorp could acquire and operate another institution as a separate entity. This might be a good alternative if we wanted to expand into geographic markets where the continued use of an existing bank's local name or identity would be desirable. Also, holding companies can acquire effective control of other banks by purchasing substantially less than 100% of the target bank, which is considerably cheaper than acquisitions by banks, which must involve 100%. Acquisitions by holding companies may also enjoy certain tax and/or accounting-related advantages (regarding acquisition premiums and/or acquisition debt), although no assurance can be given that such advantages will continue to apply in the future.

     The reorganization may also make it easier for us to engage in certain non-bank activities and to take advantage of future changes in the laws and regulations governing banks and bank-related activities. For example, since 1997, there has been a significant expansion of permissible non-banking activities for bank holding companies and subsidiaries thereof in a wide variety of areas. While an adequately capitalized state bank would be permitted to engage in these activities, it would generally not be able to invest in the
------                                                        ------
stock of other corporations that engage in such activities (other than majority owned subsidiaries). In addition, while there can be no guarantee that this will happen, opportunities may arise in the future for bank holding companies which would not be available to banks. The bank holding company corporate structure may prove valuable in taking advantage of any such new opportunities that may be made available in the future.

     The reorganization may also enable us to take advantage of certain provisions of the Gramm-Leach-Bliley Act which, effective March 11, 2000, eliminated most barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers, and enabled full affiliations to occur between such entities. This new legislation permits qualified bank holding companies to become "financial holding companies" and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature.

     The holding company structure would also provide greater flexibility in the area of repurchase of securities. Currently, we are permitted to repurchase our stock, but only with the prior approval of both the DFI and the FDIC, and subject to applicable restrictions and requirements imposed by both agencies. Sierra Bancorp, on the other hand, would be permitted to repurchase its stock by action of the Board of Directors, subject to any limitations imposed by the rules and regulations of the FRB and the limitations on dividends under applicable state law. Current policies of the FRB would require Sierra Bancorp to notify the FRB of any proposed repurchase which (including all purchases or redemptions of its equity securities during the 12 months preceding the date of notification) would equal or exceed 10% of Sierra Bancorp's consolidated net worth as of the date of such notice. Repurchases of less that this amount would require no regulatory notification. (The FRB may permit repurchases in excess of this amount if it determines that the repurchase would not constitute an unsafe or unsound practice and that it would not violate any applicable law, rule, regulation or order, or any condition imposed by, or written agreement with, the FRB. At present, neither the Bank nor Sierra Bancorp has any plans to repurchase its Common Stock.) However, such notice and approval is not required for a bank holding company that would be treated as "well capitalized" under applicable regulations of the FRB, that has received a composite "1" or "2" rating at its most recent bank holding company inspection by the FRB, and that is not the subject of any unresolved supervisory issues.

     Finally, a bank holding company structure may provide more financing alternatives to subsidiaries of the holding company, particularly under changing conditions in financial markets. Traditionally, bank holding companies have had greater access to institutional debt markets than banks and are not subject to certain borrowing restrictions which apply to banks (except for regulatory debt-to-equity ratio and policies and considerations of safety and soundness). To provide capital to one of its subsidiaries, a holding company might borrow in reliance on its consolidated financial condition, and not just the financial condition of the affected subsidiary, without the need to sell additional common stock or other equity securities. However, due to our asset size, we would be required to meet all applicable capital requirements on a consolidated basis, so that the holding company would not be able to borrow money to infuse capital into the Bank in order to increase the Bank's capital levels, if the resulting capital ratios on a consolidated basis were insufficient. (Sierra Bancorp could, however, infuse such capital for purposes of increasing the Bank's legal lending limit or in situations where bank regulators might require a higher leverage capital ratio for the Bank than the FRB would require for the holding company.) At present, neither the Bank nor Sierra Bancorp has any present plans to borrow funds for the use of or to contribute to any subsidiary of Sierra Bancorp other than in connection with the Bank's proposed acquisition of Taft National Bank. There can be no assurance, however, as to the method or type of financing arrangements that will be available to Sierra Bancorp if the reorganization is completed.

Description of the Plan of Reorganization and Agreement of Merger

     Sierra Bancorp has been organized at the direction of the Bank and initially will hold all the stock of Sierra Merger, a newly organized California corporation. The reorganization plan is proposed to be accomplished by merging Sierra Merger with and into Bank of the Sierra. Upon consummation of the reorganization, the Bank will survive, will continue to be named Bank of the Sierra and will continue to operate under its existing Certificate of Authority issued by the DFI.

     On the effective date of the reorganization, shareholders of the Bank will automatically become shareholders of Sierra Bancorp, with each share of Bank of the Sierra Common Stock held by them being converted into one share of Sierra Bancorp's Common Stock. The 100 outstanding shares of Sierra Bancorp held by James C. Holly (which are currently the only outstanding shares of Sierra Bancorp) will be redeemed for nominal consideration ($100) and the shares of Sierra Merger will be converted into shares of the Bank. The rights of the holders of Sierra Bancorp Common Stock will be substantially the same as the rights of the holders of Bank of the Sierra Common Stock. For a discussion of these rights, see "Comparison of the Holding Company and the Bank Corporate Structures" herein.

     Upon consummation of the reorganization, outstanding certificates for shares of Bank of the Sierra Common Stock will represent shares of Sierra Bancorp Common Stock. Shareholders will be entitled to exchange their present certificates for new certificates evidencing shares of Sierra Bancorp Common Stock. Following consummation of the reorganization, the Bank will notify each shareholder and request that each such record holder present his or her certificate to Sierra Bancorp for a new certificate evidencing shares of Sierra Bancorp Common Stock. Until so exchanged, the certificates for shares of Bank of the Sierra Common Stock will represent the shares of Sierra Bancorp Common Stock into which the shares of Bank of the Sierra Common Stock have been converted.

     Consummation of the Reorganization Agreement requires the affirmative vote or consent of a majority of the issued and outstanding shares of Common Stock of Bank of the Sierra, Sierra Bancorp and Sierra Merger, the non-disapproval by the Federal Reserve Board ("FRB") of Sierra Bancorp's notice of intention to become a bank holding company, the approval of the DFI for Sierra Bancorp to acquire control of the Bank, the approval of the FDIC for the Bank to merge with Sierra Merger and the fulfillment of certain other legal requirements. It is anticipated that the effective date of the reorganization will be in April, 2001 or after the receipt of all governmental approvals required for the reorganization and the expiration of any applicable waiting periods related thereto, whichever is later.

     If any action, suit or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of the Bank reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date. Moreover, if for any other reason the consummation of the reorganization is inadvisable in the opinion of the Boards of Directors of Bank of the Sierra, Sierra Merger or Sierra Bancorp, the Reorganization Agreement may be terminated by any of them either before or after the shareholders of the Bank vote to approve the reorganization. If the holders of a majority of the issued and outstanding shares of the Bank should fail to approve the reorganization, the conditions and legal requirements to consummate the Reorganization Agreement are not satisfied or fulfilled, or the transaction is otherwise terminated as provided above, the business of the Bank would continue to operate under the ownership of its then-existing shareholders.

     The expenses of the reorganization estimated at approximately $100,000 will be paid by the Bank.

Accounting Treatment

     Because the proposed transaction is a reorganization with no change in ownership interests, the consolidated financial statements of Sierra Bancorp and the Bank will retain the former bases of accounting of the Bank and will initially be identical to the Bank's financial statements prior to the reorganization.

Federal Income Tax Consequences

     The following discussion, which is a summary of the opinion of RSM McGladrey, Inc., which is affiliated with McGladrey & Pullen, LLP, the Bank's certified public accountants, is limited to certain federal income tax consequences of the proposed reorganization and does not discuss state, local or foreign tax consequences or all of the tax consequences that might be relevant to shareholders of the Bank entitled to special tax treatment.

     In the opinion of RSM McGladrey, Inc., the proposed reorganization will qualify for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). This opinion is conditioned upon the accuracy of various representations made to RSM McGladrey, Inc. and certain assumptions made by RSM McGladrey, Inc. The opinion is based on current law and assumes that the reorganization is consummated as described herein. Neither this summary nor the opinion of RSM McGladrey, Inc. is binding on the IRS and no ruling from the IRS has been sought or will be sought with respect to such tax consequences.

     Based upon the qualification of the reorganization as a reorganization within the meaning of Section 368 of the Code:

     (a) No gain or loss will be recognized by the Bank, Sierra Merger or Sierra Bancorp as a result of the reorganization under 361(a) and 357(a) of the Code and Rev. Rul. 57-278;

     (b) No gain or loss will be recognized by the shareholders of the Bank upon receipt of Sierra Bancorp Common Stock in exchange for their shares of Bank of the Sierra Common Stock pursuant to the reorganization;

     (c) The Sierra Bancorp Common Stock received by the shareholders of the Bank in exchange for their Bank of the Sierra Common Stock will have the same basis for federal income tax purposes as the basis of the shares of Bank of the Sierra Common Stock surrendered in exchange therefor under 358(a)(1) of the Code;

     (d) The holding period of Sierra Bancorp Common Stock received by shareholders of Bank of the Sierra in exchange for their Bank of the Sierra Common Stock will include the holding period for the Bank of the Sierra Common Stock surrendered in the reorganization under 1223 (a) (1) of the Code, provided that such shares of Bank of the Sierra Common Stock surrendered were held as capital assets by the Bank of the Sierra shareholder on the date of consummation of the reorganization;

     (e) The tax basis of the assets of Bank of the Sierra retained by Bank of the Sierra will be the same as the tax basis for such assets immediately before the reorganization;

     (f) The holding period of the assets of Bank of the Sierra will include the holding period of such assets immediately before the reorganization;

     (g) No gain or loss will be recognized by Sierra Bancorp upon the issuance of its own stock under 361(a) of the Code;

     (h) A holder of an outstanding option granted under the Bank's Incentive Stock Option Plan will not recognize income, gain or loss solely as a result of the assumption of the Bank's Incentive Stock Option Plan by Sierra Bancorp; and

     (i) The assumption by Sierra Bancorp of outstanding incentive stock options granted under the Bank's Incentive Stock Option Plan will not be deemed a modification of the option under Section 424(h) of the Code.

     The Bank's shareholders are urged to consult their own tax advisors as to specific tax consequences to them of the reorganization including tax return reporting requirements and the applicability and effect of federal, state, local, foreign and other applicable laws.

Comparison of the Holding Company and the Bank Corporate Structures

     The following chart sets forth a comparison which summarizes significant similarities and differences between the corporate structures of Sierra Bancorp and Bank of the Sierra. A more detailed explanation of these matters follows and should be reviewed in connection with the chart.

-----------------------------------------------------------------------------------------------------------------------
                                                        SIERRA BANCORP                    BANK OF THE SIERRA
                                            ---------------------------------------  -----------------------------

    Authorized Capital Stock..........      24,000,000 shares of common stock        Same

    Dividend Rights...................      Payable when declared by Board out       Similar, but subject to
                                            of legally available funds (subject to   California Financial Code and
                                            California General Corporation Law       federal law.
                                            and federal law).

    Voting Rights.....................      One vote per share; no cumulative        Same
                                            voting in the election of directors.

    Preemptive Rights.................      None                                     None

    Liquidation Rights................      Pro rata, after payment of debts.        Same

    Number of Directors...............      Range of 6 to 11, currently fixed at 9   Same
                                            by Board.

    Classification....................      Board is divided into two (2) classes    Same
                                            of directors, holding terms expiring
                                            in 2001 and 2002.
-----------------------------------------------------------------------------------------------------------------------

     Authorized Capital Stock

     The Bank currently has authorized capital consisting of 24,000,000 shares of common stock. Of these authorized shares, as of December 31, 2000, 9,212,280 shares of Common Stock were issued and outstanding. In addition, there were options outstanding to purchase 773,600 shares of Bank of the Sierra Common Stock pursuant to the Bank's Stock Option Plan. Upon the effectiveness of the reorganization, all outstanding options to purchase Bank of the Sierra Common Stock under the Bank's Stock Option Plan, will be automatically converted to options to purchase Sierra Bancorp Common Stock. The Bank has no other outstanding options, warrants or other outstanding rights to purchase shares of Bank of the Sierra Common Stock.

     Sierra Bancorp currently has authorized capital consisting of 24,000,000 shares of common stock. Of these authorized shares, 100 shares of common stock have been issued.

     In the reorganization, Sierra Bancorp will issue approximately 9,212,280 shares of Sierra Bancorp Common Stock in exchange for all of the outstanding shares of Bank of the Sierra Common Stock. The balance of Sierra Bancorp's authorized common stock will be available to be issued when and as the Board of Directors of Sierra Bancorp determines it is advisable to do so. While there are no present plans or agreements to issue any additional shares of Sierra Bancorp's common stock, such shares of common stock could be issued for the purpose of raising additional capital, in connection with acquisitions of other assets or investments, or for other corporate purposes. The Board of Directors of Sierra Bancorp will generally have the authority to issue shares of common stock, without obtaining the approval of existing security holders. If additional shares of Sierra Bancorp's common stock were to be issued, the existing holders of Sierra Bancorp Common Stock would own a proportionately smaller portion of the total number of shares of the then issued and outstanding common stock.

     Dividend Rights

     The shareholders of the Bank are entitled to dividends when, as and if declared by the Bank's Board of Directors out of funds legally available
therefor.    Since we are a state-chartered bank, our ability to pay dividends or make distributions to our shareholders is subject to restrictions set forth in the California Financial Code. The California Financial Code provides that neither a bank nor any majority-owned subsidiary of a bank may make a distribution to its shareholders in an amount which exceeds the lesser of (i) the bank's retained earnings or (ii) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank during such period. Notwithstanding the foregoing, a bank may, with the prior approval of the California Commissioner of Financial Institutions (the "Commissioner"), make a distribution to the shareholders of the bank in an amount not exceeding the greatest of: (i) its retained earnings; (ii) its net income for its last fiscal year; or (iii) the net income of the bank for its current fiscal year. If the Commissioner finds that the shareholders' equity of the bank is inadequate or that the making of a distribution by a bank would be unsafe or unsound, the Commissioner may order the bank to refrain from making a proposed distribution. The payment of any cash dividends by the Bank also depends on the Bank meeting applicable regulatory capital requirements.

     The holders of Sierra Bancorp Common Stock will be entitled to receive dividends when and as declared by its Board of Directors out of funds legally available therefor, subject to the restrictions set forth in the California General Corporations Law (the "GCL"). The GCL provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The GCL further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally are as follows: (i) the corporation's assets equal at least 1 1/4 times its liabilities; and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 1 1/4 times its current liabilities.

     The payment of dividends by Sierra Bancorp will depend on Sierra Bancorp's net income, financial condition, regulatory requirements and other factors, including the results of the Bank's operations. Following the reorganization, Sierra Bancorp anticipates continuing to pay dividends in the future similar to those which were paid in the past by the Bank. (See "DIVIDENDS" herein.) However, no assurance can be given that the Bank's and Sierra Bancorp's future earnings in any given year will justify the payment of such a dividend. (See "RISK FACTORS - There is no Assurance Sierra Bancorp Will be Able to Pay Dividends.")

     Voting Rights

     All voting rights with respect to the Bank currently are vested in the holders of Bank of the Sierra Common Stock. All voting rights with respect to Sierra Bancorp will be vested in the holders of Sierra Bancorp Common Stock.

     Holders of Bank of the Sierra Common Stock are entitled to and holders of Sierra Bancorp Common Stock will be entitled to one vote for each share of Common Stock standing in his or her name on the books of the Bank or Sierra Bancorp, as applicable, on any matter submitted to the vote of the shareholders. Shareholders do not have cumulative voting rights in connection with the election of directors. The Bank's Board of Directors is divided into two (2) classes of directors (one class currently consisting of five and the other of four directors), serving terms which currently expire in 2001 and 2002. Beginning in 2001 such directors will be elected to terms of two years each.
The Board of Directors of Sierra Bancorp will also be divided into two (2) such classes and the directors will be elected for terms of two years.

     Preemptive Rights

     Holders of Bank of the Sierra Common Stock do not have and holders of Sierra Bancorp Common Stock will not have preemptive rights.

     Liquidation Rights

     The holders of Bank of the Sierra Common Stock are entitled, and the holders of Sierra Bancorp Common Stock will also be entitled, to receive their pro rata share of the assets of the Bank or Sierra Bancorp distributable to shareholders upon liquidation, subject, however, to the preferential rights, if any, of the holders of outstanding senior securities.

     Corporate Operation

     The Bylaws and Articles of Incorporation of the Bank and the Bylaws and Articles of Incorporation of Sierra Bancorp are similar in all material respects, except as noted in this Proxy Statement. The Bank's Bylaws provide for a range of between six (6) and eleven (11) directors, and the number of directors within such range is currently fixed at nine (9). Sierra Bancorp's Bylaws are identical in this regard.

     Shareholder Vote for Mergers and Other Matters

     The reorganization will change the procedures required for obtaining shareholder approval of certain matters. Currently, approval of the Bank's shareholders is required, for example, for any amendments to the Bank's Articles of Incorporation and to any amendment to the Bank's Bylaws which would change the authorized range of directors. Following the reorganization, approval of Sierra Bancorp's shareholders will be required for any amendments of this nature involving Sierra Bancorp's Articles or Bylaws, but the Articles or Bylaws of the Bank could be amended by action of Sierra Bancorp's Board of Directors, authorizing Sierra Bancorp, as sole shareholder of the Bank, to approve such amendments.

     With respect to mergers, reorganizations and acquisitions involving banks, the California Financial Code provides that any "reorganization," as that term is defined in the GCL, is subject to the shareholder approval requirements of the GCL. (The term includes merger reorganizations, exchange reorganizations and sale-of-assets reorganizations.) As the GCL will also apply to Sierra Bancorp, the rights of Sierra Bancorp's shareholders will be essentially the same as the current rights of the Bank's existing shareholders with respect to such reorganizations. In this connection, the GCL generally requires a vote by the shareholders of (i) each "constituent corporation" to a merger; (ii) a corporation selling all or substantially all of its assets; (iii) the acquiring corporation in either a share-for-share exchange or a sale-of-assets reorganization, and (iv) a parent corporation (even though it is not a "constituent corporation") whose equity securities are being issued in connection with a corporate reorganization such as a triangular merger. The GCL does not require shareholder approval in the case of any corporation in a merger as to which such corporation and/or its shareholders will have five-sixths or more of the voting power of the surviving or acquiring corporation after consummation of the merger (unless the shares acquired in such a merger have different rights, preferences, privileges or restrictions than those surrendered). With certain exceptions, the GCL also requires a class vote when a shareholder vote is required in connection with these transactions.

     Dissenters' Rights

     The GCL provides that holders of Sierra Bancorp Common Stock would be entitled, subject to the provisions of Chapter 13, to dissenters' rights in connection with any transaction which constitutes a reorganization (as defined in the GCL). However, pursuant to the California Financial Code, shareholders of Bank of the Sierra Common Stock are not entitled to dissenters' rights in connection with any transactions between two banking institutions which constitutes a reorganization (as defined in the GCL) where the Bank is the corporation surviving such transaction, even if dissenters' rights were otherwise available pursuant to Chapter 13.

Rights of Dissenting Shareholders

     The Bank's shareholders do not have dissenters' rights with respect to the reorganization.

Affiliate Restrictions

     The shares of Sierra Bancorp stock will be registered under the Securities Act of 1933. However, the resale of these shares by the directors, executive officers and principal shareholders may be restricted by the 1933 Act and by SEC rules if the directors, principal officers, and principal shareholders are deemed to be "affiliates" as that term is defined by the 1933 Act and SEC rules.

     Persons considered to be in control of an issuer are considered as "affiliates." Such persons may include officers and directors of the Bank or Sierra Bancorp, as well as any shareholders who own 10% or more of Sierra Bancorp's outstanding stock. Sierra Bancorp stock held by "affiliates" of Sierra Bancorp can be sold only if such shares are registered or transferred in a transaction exempt from registration under the 1933 Act, for instance under SEC Rules 144 and 145, or through a private placement. SEC Rules 144 and 145 generally require that before an affiliate can sell stock:

     . There must be on file with the SEC public information filed by the issuer;

     . The affiliate must sell his stock in a unsolicited broker's transaction or directly to a market maker; and

     . During any three-month period, the amount of the securities that can be sold is limited to the greater of 1% of the outstanding stock of the issuer or the average weekly trading volume during the last four calendar weeks.

     It may be advisable for those shareholders who may become "affiliates" of Sierra Bancorp to consult their legal counsel before selling any Sierra Bancorp stock.


                            MARKET PRICES OF STOCK

Sierra Bancorp

     Sierra Bancorp was incorporated on November 16, 2000. No shares of Sierra Bancorp have been publicly traded since the date of its incorporation to the present time. Therefore, no meaningful market exists at this time for Sierra Bancorp stock. Bank of the Sierra shareholders will exchange their bank stock for Sierra Bancorp stock. Shares of Sierra Bancorp will be listed for quotation on the National Market System of the National Association of Securities Dealers Automated Quotation System (the "Nasdaq National Market") with the same trading symbol (BSRR) as that used for Bank of the Sierra shares.

Bank of the Sierra

     Bank of the Sierra's Common Stock is included for quotation on the Nasdaq National Market under the symbol BSRR. Trading in the Common Stock of the Bank has not been extensive and although trading in the Bank's stock has increased since the stock began trading on the Nasdaq National Market on June 10, 1999, such trades cannot be characterized as amounting to an active trading market. Management is aware of the following securities dealers who make a market in the Bank's stock: Hoefer & Arnett, San Francisco, California; J. Alexander Securities, Inc., Los Angeles, California; and Sutro & Co., Los Angeles, California, (the "Securities Dealers").

     The following table summarizes trades of Bank of the Sierra's Common Stock, setting forth the approximate high and low sales prices and volume of trading for the periods indicated, based upon information provided by the Securities Dealers. The information in the following table does not include trading activity between dealers.

                                                                  APPROXIMATE
       CALENDAR QUARTER ENDED             HIGH        LOW        TRADING VOLUME
       ----------------------             ----        ---        --------------

March 31, 1998.........................   $14.50     $ 10.12         173,300

June 30, 1998..........................    11.50       10.25         155,100

September 30, 1998.....................    10.50        8.87         104,100

December 31, 1998......................     9.50        7.87          87,900

March 31, 1999.........................     9.50        7.63          88,600

June 30, 1999..........................    10.50        8.25         152,800

September 30, 1999.....................    11.43        8.50          76,822

December 31, 1999......................    10.50        7.44         172,036

March 31, 2000.........................     9.50        7.50         185,143

June 30, 2000..........................     8.25       7.125          95,929

September 30, 2000.....................     8.00       5.688          91,589

December 31, 2000......................     7.50        5.75         121,496


                                   DIVIDENDS

Sierra Bancorp

     Since the date of its incorporation, Sierra Bancorp has paid no dividends. After completion of the reorganization, the amount and timing of future dividends will be determined by its Board of Directors and will substantially depend upon the earnings and financial condition of its principal subsidiary, Bank of the Sierra. The ability of Sierra Bancorp to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by its subsidiary, Bank of the Sierra. In addition, prior to the payment of any dividends by Sierra Bancorp, Sierra Bancorp will have to meet any debt service obligations it may have with respect to any subordinated debt securities it may issue in connection with obtaining financing for the acquisition of Taft National Bank. (See "RISK FACTORS - There is no Assurance Sierra Bancorp Will be Able to Pay Dividends," "There is no Assurance Sierra Bancorp Will be Able to Meet its Debt Service Obligations," and "HISTORY AND BUSINESS OF BANK OF THE SIERRA - Recent Developments.")

     The power of the Bank's Board of Directors to declare cash dividends is limited by statutory and regulatory restrictions which restrict the amount available for cash dividends depending upon the earnings, financial condition and cash needs of the Bank, as well as general business conditions. Since the Bank is a state-chartered bank, the ability to pay dividends or make distributions to its shareholders is subject to restrictions set forth in the California Financial Code. (See "BANK HOLDING COMPANY REORGANIZATION - Comparison of the Holding Company and the Bank Corporate Structures - Dividend Rights" herein.)

Bank of the Sierra

     The Bank's dividend policy is generally to pay quarterly cash dividends which total approximately thirty-five percent (35%) of the prior year's net earnings to the extent that such payments are consistent with general considerations of safety and soundness and do not adversely affect the Bank's financial condition. This quarterly dividend policy was put into effect during 1999, and replaced the Board's prior policy of paying an annual dividend of approximately ten percent (10%) of the prior year's net earnings, as a cash dividend in the subsequent year. While the Bank paid such quarterly dividend in 1999 and had paid annual dividends in the approximate amount described above for the previous ten years, no assurance can be given that the Bank's future earnings in any given year will justify the payment of such a dividend. Dividends paid during the year 1999 were $2.02 million or $0.22 per share and dividends paid during the year 1998 were $1.4 million or $0.15 per share. The amount paid in 1999 reflected a combination of the normal dividend based on earnings, in accordance with the Bank's general dividend policy, plus a special dividend in the approximate amount of the Bank's gain on the sale of a portion of the Bank's investment in Phoenix International, LTD, Inc., a computer software company which specializes in the production and marketing of client user software for financial institutions.

     Sierra Bancorp anticipates continuing to pay dividends in the future similar to those which were paid in the past by the Bank. However, no assurance can be given that Bank of the Sierra's and Sierra Bancorp's future earnings in any given year will justify the payment of such a dividend. (See "RISK FACTORS
- There is no Assurance Sierra Bancorp Will be Able to Pay Dividends," "There is no Assurance Sierra Bancorp Will be Able to Meet its Debt Service Obligations.") For a discussion of certain legal restrictions on Sierra Bancorp's ability to pay cash dividends, see "BANK HOLDING COMPANY REORGANIZATION - Comparison of the Holding Company and the Bank Corporate Structures - Dividend Rights" above.


                             FINANCIAL STATEMENTS

     Bank of the Sierra's audited Consolidated Balance Sheets as of December 31, 1999 and 1998, the related audited Consolidated Statements of Income, Consolidated Statements of Shareholder's Equity and Cash Flows for each of the three years ended December 31, 1999, 1998 and 1997 are included in Bank of the Sierra's Annual Report, which was sent to each shareholder prior to the Annual Meeting of shareholders holders held on May 19, 2000. Financial statements of Bank of the Sierra are not included in this written consent statement/prospectus as they are not deemed material to the exercise of prudent judgment by shareholders on the matters to be acted upon in this written consent solicitation. If any shareholder so desires, he may obtain an additional copy of the financial statements upon written request to: Jack B. Buchold, Bank of the Sierra, 86 North Main Street, Porterville, California 93257.

     Provided on the next page is a five-year summary of selected financial data of Bank of the Sierra. In addition, selected financial data is presented for the nine months ended and as of September 30, 2000 and 1999. Per share information is adjusted to account for stock splits. The results of operations for the nine months ended September 30, 2000 are derived from internally prepared consolidated financial statements and reflect all adjustments including only normal recurring accruals that management considers necessary for a fair presentation and are not necessarily indicative of the results of operations to be expected for the entire year.

                                                         As of and
                                                    For the Nine Months
                                                    Ended September 30,          As of and For the Years Ended December 31,
                                                    -------------------  -----------------------------------------------------------
                                                     2000        1999        1999        1998        1997        1996        1995
                                                     ----        ----        ----        ----        ----        ----        ----
                                                        (Unaudited)             (Dollars in Thousands, except per share data)
Income Statement Summary:
 Interest income..............................   $   34,931  $   25,263  $   34,511  $   33,652  $   30,011  $   26,850  $   27,151
 Interest expense.............................       13,320       8,462      11,721      12,378       9,846       8,690      10,644
 Net interest income before
  provision for possible loan losses..........       21,611      16,801      22,790      21,274      20,165      18,160      16,507
 Provision for loan losses....................        2,070       1,430       2,118       2,800       2,013       1,493       1,607
 Noninterest income...........................        4,575       3,703       5,346       6,076       4,389       3,544       3,041
 Noninterest expense..........................       17,325      13,280      17,631      16,383      15,463      14,261      12,560
 Income before provision for income taxes.....        6,791       5,794       8,387       8,167       7,078       5,950       5,381
 Provision for income taxes...................        2,435       2,055       2,775       2,943       2,536       2,035       1,860
 Net income...................................        4,356       3,739       5,612       5,224       4,542       3,915       3,521
Balance Sheet Summary:
 Total loans, net.............................   $  415,718  $  304,685  $  314,474  $  270,920  $  258,142  $  217,238  $  204,291
 Allowance for loan losses....................       (5,210)     (3,347)     (3,319)     (4,394)     (3,034)     (2,904)     (2,745)
 Securities held to maturity..................       76,758      65,492      64,886      53,096      37,033      37,590      37,515
 Securities available for sale................       39,474      27,549      27,986      30,656      23,082      13,544       9,156
 Cash and due from banks......................       43,872      23,053      31,413      24,545      26,774      32,791      21,943
 Federal funds sold...........................            -         580           -       9,800       5,300           -      16,000
 Other real estate owned......................        1,449       1,135       2,553       1,273       2,285       2,226       4,022
 Premises and equipment, net..................       14,423      11,546      11,597       9,491       7,540       6,851       7,231
 Total interest-earning assets................      537,160     401,653     410,665     369,216     327,264     271,695     270,202
 Total assets.................................      607,664     439,778     458,384     404,064     365,333     314,232     304,607
 Total interest-bearing liabilities...........      438,844     300,439     327,835     283,464     260,373     210,554     216,316
 Total deposits...............................      523,365     383,699     385,818     355,881     321,113     283,021     280,313
 Total liabilities............................      568,197     404,058     421,685     369,046     334,882     287,595     283,333
 Total shareholders' equity...................       39,467      35,720      36,699      35,018      30,451      26,637      21,274
Per Share Data:/1/
 Net income...................................   $     0.47  $     0.41  $     0.61  $     0.57  $     0.49  $     0.42  $     0.38
 Book value...................................         4.28        3.88        3.98        3.80        3.31        2.89        2.31
 Cash dividends...............................         0.18        0.17        0.22        0.15        0.05        0.04        0.05

 Weighted average common shares
  outstanding, basic..........................    9,212,280   9,212,280   9,212,280   9,212,280   9,212,280   9,212,280   9,212,280
 Weighted average common shares
    outstanding, diluted......................    9,212,280   9,212,280   9,252,193   9,212,280   9,212,280   9,212,280   9,212,280
Selected Financial Ratios:
 Return on average assets/2/,/3/..............         1.03%       1.21%       1.33%       1.33%       1.37%       1.32%       1.18%

 Return on average equity/4/,/3/..............        15.39%      14.62%      16.24%      15.81%      15.74%      16.45%      18.00%

 Dividend payout ratio/5/.....................        38.29%      41.46%      36.07%      26.32%      10.20%       9.52%      13.16%
 Net interest spread/6/.......................         5.29%       5.08%       5.10%       4.97%       5.68%       5.93%       5.25%
 Net interest margin/7/.......................         5.39%       5.44%       5.42%       5.92%       6.68%       6.24%       5.50%
 Equity to assets ratio/8/....................         6.71%       8.29%       8.22%       8.42%       8.71%       8.48%       6.98%
 Tier 1 Capital to adjusted total assets......         5.49%       7.87%       8.13%       8.16%       8.10%       8.10%       6.96%
 Tier 1 Capital to total risk-weighted assets.         7.83%      10.75%      10.30%      11.54%      10.50%      11.00%       9.50%
 Total capital to total risk-weighted assets..         9.09%      11.92%      11.32%      12.79%      11.61%      12.30%      10.80%
 Nonperforming loans to total loans...........         0.26%       0.69%       0.28%       1.43%       0.55%       1.21%       1.17%
 Nonperforming assets to total loans
  and other real estate owned.................         0.61%       1.05%       1.08%       1.88%       1.41%       2.20%       3.05%
 Net charge-offs (recoveries)
  to average loans............................         0.32%        .94%       1.11%       0.55%       0.78%       0.63%       0.64%
 Total interest expense to
  gross interest income.......................        38.13%      33.49%      33.96%      36.78%      32.81%      32.36%      39.20%
 Allowance for possible loan losses
  to net loans at period end..................         1.25%       1.10%       1.06%       1.62%       1.18%       1.34%       1.34%
 Net loans to total deposits at period end....        79.43%      80.28%      81.51%      76.13%      80.39%      76.76%      72.88%

________________________
     /1/All per share data and the average number of shares outstanding have been retroactively restated on a split adjusted basis.
     /2/Net income divided by average total assets.
     /3/Annualized.
     /4/Net income divided by average shareholders' equity.
     /5/Dividends declared per share divided by net income per share. /6/Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
     /7/Represents net interest income (after provision for loan losses) as a percentage of average interest-earning assets.
     /8/Average equity divided by average total assets.

                    HISTORY AND BUSINESS OF SIERRA BANCORP

Organization

     Sierra Bancorp was incorporated under the laws of California on November 16, 2000 at the direction of Bank of the Sierra for the purpose of becoming a bank holding company by acquiring all of the outstanding capital stock of the Bank. In order to effect the reorganization, 100 shares of Sierra Bancorp Common Stock have been issued to James C. Holly for an aggregate consideration of $100. Upon consummation of the reorganization, these 100 shares will be redeemed by Sierra Bancorp for $100.

     Sierra Bancorp has purchased for $100, and owns 100% of the capital stock of Sierra Merger, a Delaware corporation, organized for the sole purpose of facilitating the reorganization.

Business

     Sierra Bancorp has not yet engaged in any business activity. Sierra Bancorp has filed with the FRB its notice of intention to become a bank holding company through the acquisition of 100% of the voting shares of Bank of the Sierra pursuant to the Bank Holding Company Act ("BHCA"). Sierra Bancorp has also filed an application with the DFI for approval to acquire control of the Bank pursuant to the provisions of the California Financial Code, and Bank of the Sierra and Sierra Merger have filed an application with the FDIC, providing for the merger of Sierra Merger with and into Bank of the Sierra. Upon consummation of the reorganization, Sierra Bancorp will own all of the Common Stock of Bank of the Sierra, the Bank will be Sierra Bancorp's wholly-owned bank subsidiary and Sierra Bancorp will be registered as a bank holding company. There can be no assurance that the required approvals/non-disapprovals or waivers will be obtained or as to conditions or timing of such approvals/non-disapprovals or waivers.

     Upon consummation of the reorganization, Sierra Bancorp will have no significant assets other than the shares of Bank of the Sierra's Common Stock acquired in the reorganization, and will have no significant liabilities. Initially, Sierra Bancorp will neither own nor lease any property, but will instead use the premises, equipment and furniture of Bank of the Sierra.

     At the present time, Sierra Bancorp has no specific plans to engage in any activities other than acting as a bank holding company for the Bank. However, subject to the constraints under the BHCA, Sierra Bancorp may acquire other financial institutions in the future. The Bank has entered into an agreement to acquire Taft National Bank. See "HISTORY AND BUSINESS OF BANK OF THE SIERRA - Recent Developments." In order to fund a substantial portion of the acquisition price of Taft National Bank, Sierra Bancorp anticipates that a new wholly-owned subsidiary will be formed, which subsidiary will be a Delaware statutory business trust which will issue trust securities in a private placement in order to raise such funds. In addition, in the future Sierra Bancorp may seek to raise additional equity capital through the sale of its securities or the securities of its subsidiaries, although it has no current plans to do so.

Management

     The current executive officers of Sierra Bancorp are James C. Holly, President and Chief Executive Officer; Kenneth E. Goodwin, Executive Vice President and Chief Operating Officer; Jack B. Buchold, Senior Vice President and Chief Financial Officer; and Charlie C. Glenn, Senior Vice President and Chief Credit Officer. Such individuals also serve and will continue to serve in those same capacities for the Bank following the reorganization, and the Bank initially will be solely responsible for their direct compensation.

     It is anticipated that in the future if Sierra Bancorp becomes involved in additional businesses, Sierra Bancorp may add additional officers and employees and that Bank of the Sierra and other subsidiaries of Sierra Bancorp, if any, will pay cash dividends and management fees to support the expenses of Sierra Bancorp. There are presently no specific plans, arrangements or commitments with respect to such matters.

     All of Sierra Bancorp's directors are also directors of Bank of the Sierra. They were appointed to Sierra Bancorp's Board of Directors by the sole incorporator on December 14, 2000. For further information regarding these directors, see "HISTORY AND BUSINESS OF BANK OF THE SIERRA - Board of Directors and Officers" below. It is anticipated that directors of Sierra Bancorp initially will not receive fees for their attendance at Board meetings and for attendance at committee meetings when such committees are established. However, these persons will continue to receive directors' fees for serving on the Board of Directors and committees of the Bank.

Indemnification

     Section 317 of the California Corporations Code governs indemnification of the directors and officers of both Sierra Bancorp and Bank of the Sierra. Under this section, officers and directors may be indemnified against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with proceedings other than derivative suits, in which such persons were parties or threatened to be made parties. In order for the corporation to make indemnification, there must be a determination by (a) a majority vote of a quorum of the Board of Directors, consisting of directors who are not parties to such proceeding, (b) approval of the shareholders pursuant to
Section 153 of the California Corporations Code, with the shares owned by the person to be indemnified not being entitled to vote thereon, or an order of the court in which such proceeding is or was pending that the officer or director acted in good faith in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal proceeding, such person had no reasonable cause to believe the conduct of such person was unlawful. This section further provides that indemnification may be paid in connection with derivative suits, in the same manner as described above, except that (a) with respect to derivative suits, the authority authorizing the indemnification must find that such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under the circumstances, and (b) court approval is required for indemnification of expenses or amounts incurred in respect of any claim or matter in which a director or officer has been adjudged to be liable to the corporation in the performance of such person's duty to the corporation; in settling or otherwise disposing of a threatened or pending action, with or without action which is settled or otherwise disposed of without court approval.

     Sierra Bancorp's Articles of Incorporation and Bylaws provide, among other things, for the indemnification of Sierra Bancorp's directors, officers and agents, and authorize the Board to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for the corporation within the scope of his or her employment. Such provisions of Sierra Bancorp's Articles of Incorporation and Bylaws are subject to certain limitations imposed under state and federal law. It is the policy of the Board of Directors that Sierra Bancorp's executive officers and directors shall be indemnified to the maximum extent permitted under applicable law and Sierra Bancorp's Articles of Incorporation and Bylaws. These provisions are essentially identical to the comparable provisions in Bank of the Sierra's Articles of Incorporation and Bylaws, and the Bank's policy regarding indemnification of executive officers and directors is also the same as that of Sierra Bancorp. The Bank has obtained liability insurance covering all of the Bank's officers and directors and Sierra Bancorp expects to have similar insurance in force before the reorganization is effective.

     The corporation's Articles of Incorporation also currently provide for the limitation or elimination of personal liability of the corporation's directors to the corporation or its shareholders for monetary damages, to the extent permitted by California law. However, under federal law, the FDIC may seek monetary damages from bank or holding company directors in cases involving gross negligence or any greater disregard of the duty of care, notwithstanding any provisions of state law which may permit limitations on director liability in such circumstances.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Sierra Bancorp under the provisions in Sierra Bancorp's Articles of Incorporation and Bylaws, Sierra Bancorp has been informed that, in the opinion of the SEC, this kind of indemnification is against public policy as expressed in the securities Act of 1933, and is therefore unenforceable.

                  HISTORY AND BUSINESS OF BANK OF THE SIERRA

General

     Bank of the Sierra was incorporated under the laws of the State of California on September 14, 1977, and commenced operations as a California state-chartered bank on January 19, 1978. The Bank operates nine full-service branch offices in seven Tulare County communities, five full-service branch offices in Kern County; and one full-service branch office each in Kings County and Fresno County; and offers a full range of banking services to individuals and various sized businesses in the communities which it serves. The locations of those offices are:


               Porterville:         Main Office
                                    90 North Main Street

                                    Administrative Headquarters
                                    86 North Main Street

                                    West Olive Branch
                                    1498 West Olive Avenue

               Lindsay:             Lindsay Office
                                    142 South Mirage Avenue

               Exeter:              Exeter Office
                                    1103 West Visalia Road

               Visalia:             Visalia Mooney Office
                                    2515 South Mooney Boulevard

                                    Visalia Downtown Office
                                    128 East Main Street

               Three Rivers:        Three Rivers Office
                                    40884 Sierra Drive

               Dinuba:              Dinuba Office
                                    401 East Tulare Street

               Bakersfield:         Bakersfield California Office
                                    5060 California Avenue

                                    Bakersfield Ming Office
                                    1621 Mill Rock Way

               Tulare:              Tulare Office
                                    246 East Tulare Avenue

               Hanford:             Hanford Office
                                    427 West Lacey Boulevard

               Fresno:              Fresno Office
                                    636 East Shaw Avenue

               Tehachapi:           Tehachapi Downtown Office
                                    224 West "F" Street

                                    Tehachapi Old Town Office
                                    21000 Mission Street

               California City:     California City Office
                                    8031 California City

     In addition, the Bank's Bank Card Center is located at 80 North Main Street, Porterville, California. The Bank also has specialized credit centers for agricultural lending and construction and real estate lending within a number of these branch offices. These facilities are located in the cities of Porterville and Visalia in Tulare County, the city of Fresno in Fresno County, the city of Bakersfield in Kern County, and the city of Hanford in Kings County.

     With a predominant focus on personal service, Bank of the Sierra has positioned itself as an independent bank serving the financial needs of individuals and businesses, including agricultural and real estate customers in Tulare and other surrounding counties. It is currently the largest independent bank headquartered in Tulare County. Although the Bank is primarily a retail oriented independent community bank, it has three other dimensions which surround this core of community banking: agricultural lending, credit card loans and real estate financing (both construction and long term).

     The Agricultural Credit Centers, located in Fresno, Porterville, and Bakersfield, provide a complete line of credit services supporting the agricultural activities which are key to the continued economic development of the communities served by the Bank. "Ag lending" clients include a full range of individual farming customers, small business farming organizations and major corporate farming units.

     The Bank Card Center, headquartered in Porterville, provides a range of credit, debit and ATM card services, which are made available to each of the customers served by the branch banking offices. That center also provides credit card services to a limited number of affinity program participants.

     The Real Estate Center, with offices in Fresno, Hanford, Visalia, Porterville, and Bakersfield, is responsible for a complete line of land acquisition and development loans, construction loans for residential and commercial development, and the origination of 1-4 family first mortgage loans and multifamily credit facilities. In addition, secondary market services are provided though this group and its affiliations with Freddie Mac, Fannie Mae and various non-governmental programs.

     The Bank also has an orientation towards Small Business Administration ("SBA") lending and achieved the designation of Preferred Lender during 1999. At the current time, one branch manager is responsible for the program, under which auspices were generated approximately $8.5 million in loans during the past year. It is anticipated that loans under this program will become an increasing segment of the Bank's loan portfolio over the next few years.

     The Bank's principal lending services include commercial, real estate, home equity, agricultural and consumer loans. Related services include credit cards, installment note collection, cashier's checks, traveler's checks, bank-by-mail, ATM, night depository, safe deposit boxes, direct deposit, automated payroll services and other customary banking services.

     In addition to the lending activities noted above, the Bank offers a wide range of deposit products for the retail banking market including checking, interest bearing transaction, savings, time certificates of deposit and retirement accounts, as well as telephone banking and internet banking with bill pay options. As of September 30, 2000, the Bank had 47,223 deposit accounts with balances totaling approximately $523.4 million as compared to 32,726 deposit accounts with balances totaling approximately $385.8 million at December 31, 1999.

     Management of the Bank does not believe there is a significant demand for additional trust services in its service area, and the Bank does not operate or have any present intention to seek authority to operate a Trust Department. Management of the Bank believes that the cost of establishing and operating such a department would not be justified by the potential income to be gained therefrom. However, the Bank occasionally makes arrangements with correspondent institutions to offer trust services to the Bank's customers upon request.

     The Bank has grown through both the establishing of de novo full-service branch offices and credit centers in each of its current locations as well as through the acquisition of existing financial institutions. During the past three years the Bank (i) acquired four branch offices, when it acquired Sierra National Bank in May, 2000; (ii) opened a de novo office in Tulare in 1998; and
(iii) opened additional de novo branch offices in Hanford and Fresno in January and September, 1999, respectively. On December 15, 2000, the Bank entered into an Agreement and Plan of Merger with Taft National Bank pursuant to which the Bank would acquire that bank's two offices.

     The Bank attracts deposits through its customer oriented product mix, competitive pricing, convenient locations, extended hours and drive-up banking, all provided with the highest level of customer service. The Bank offers other products and services to its customer base, which complement the lending and deposit services previously reviewed. These include shared ATM and Point of Sale
(POS) networks through which customers can gain access to the national and international funds transfer networks. During 1997, in the Bank's continuing efforts to meet the needs of its various communities, a Spanish language option was added to its network of ATMs throughout the Bank's service area. This option allows customers to conduct ATM transactions in Spanish, if they choose to do so, by selecting the Spanish language option when they first insert their ATM card into the machine. During the past two years, the Bank has substantially enhanced its ATM locations to include off-site areas not previously served by cash or deposit facilities, and now has a total of seven such remote centers. These units are located in a hospital, county offices, a college campus, a motel and a Fair office. These locations facilitate cash advances and deposits which would not otherwise be available to consumers at non-branch locations, thereby increasing consumer convenience. In addition, the Bank has a mobile ATM unit which is transportable and is used at fairs, exhibitions, and various other community functions within the Bank's market area. In addition to such specifically oriented customer applications, the Bank provides safe deposit, wire transfer capabilities and a convenient customer service group to answer questions and assure a high level of customer satisfaction with the level of services and products provided by the Bank.

     For non-deposit services, the Bank also formed a strategic alliance with Investment Centers of America, Inc. (ICA), of Bismarck, North Dakota. Through this arrangement, registered and licensed ICA representatives provide the Bank's customers in the Porterville, Visalia and Tulare offices with convenient access to annuities, insurance products, mutual funds, and a full range of investment products, with available services by appointment in the Bank's other branches.

     The Bank currently has one wholly-owned subsidiary, Sierra Phoenix, Inc. ("Sierra Phoenix"), the sole function of which is to hold certain investments which the Bank is not permitted to hold directly. At the current time, it holds two investments, one of which is stock held on behalf of the Bank in Phoenix International, Ltd., Inc., a computer software company which specializes in the production and marketing of client user software for financial institutions. The other investment held is an equity position in California Banker's Insurance Agency, LLC (CBIA), an entity which was formed to facilitate insurance product sales after enabling legislation under the Gramm-Leach-Bliley Financial Services Modernization Act was passed. At the current time, the Bank is a passive investor, through Sierra Phoenix, in both Phoenix International, Inc. and CBIA. (See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Investment Portfolio.)

     As of September 30, 2000, the principal areas in which the Bank directed its lending activities, and the percentage of the total loan portfolio for which each of these areas was responsible, were as follows: (i) agricultural loans (4.05%); (ii) commercial and industrial (including SBA) loans (16.13%); (iii) real estate loans (69.37%); (iv) consumer loans (7.78%); and (v) credit cards (2.53%).

Recent Developments

     On December 15, 2000, the Bank and Taft National Bank, a national banking association, entered into an Agreement and Plan of Merger which provides that Bank of the Sierra will acquire Taft National Bank in a two step process. In the first step, the "consolidation," a new to-be formed California corporation, which will be a wholly-owned subsidiary of Bank of the Sierra, will consolidate with Taft National Bank. In the second step, which will occur immediately after the effectiveness of the consolidation, the consolidated bank will be merged with and into the Bank, with the Bank being the surviving bank. The consolidation and the merger are referred to collectively herein as the "transaction."

     At the effective time of the consolidation, each share of common stock of Taft National Bank (except for shares, if any, which shall then or thereafter constitute perfected dissenting shares within the meaning of Section

215(b) of the National Bank Act), shall be converted into the right to receive $28.00 per share in cash for an aggregate purchase price for Taft National Bank's 267,481 outstanding shares of approximately $7.5 million. The terms of the transaction were arrived at by arms' length negotiations between the parties.

     Consummation of the transaction is contingent upon and subject to the approval of the shareholders of Taft National Bank and of state and federal banking regulatory authorities.

     At September 30, 2000, Taft National Bank had total assets of $57 million, total deposits of $51 million and total loans of $36 million. Taft National Bank has two full service offices located in Taft and in Bakersfield, both in Kern County in Central California.

     In order to fund a substantial portion of the acquisition price of Taft National Bank, Sierra Bancorp anticipates that a newly formed wholly-owned subsidiary of Sierra Bancorp, a Delaware statutory business trust, will issue trust preferred securities. The securities issued by the statutory business trust would be pooled together in a special purpose vehicle along with similar securities issued by a number of banks and the special purpose vehicle would then issue its securities to the public in a private placement of securities. It is anticipated that the trust preferred securities issued by the statutory business trust would be fully guaranteed by Sierra Bancorp with respect to payments of distributions and amounts payable on liquidation and redemption. The proceeds from the sale of the trust preferred securities issued by the Delaware statutory business trust would be used by such trust in order to purchase junior subordinated debentures to be issued by Sierra Bancorp. Sierra Bancorp would in turn use such funds to purchase Taft National Bank. See "HISTORY AND BUSINESS OF SIERRA BANCORP - Business."

Competition

     The banking business in California generally, and specifically in the Bank's market area, is highly competitive with respect to virtually all products and services and has become increasingly so in recent years. The industry continues to consolidate and strong, unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. These competitive trends are likely to continue.

     With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area, which banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services which the Bank does not offer directly (but some of which the Bank offers through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits than does the Bank.

     In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions, such as: finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to recently enacted federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions. The recently enacted Financial Modernization Act, which, effective March 11, 2000, has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, is also expected to intensify competitive conditions (see "SUPERVISION AND REGULATION - Government Policies and Legislation" herein).

     Technological innovation has also resulted in increased competition in financial services markets. Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATMs, self-service branches, and/or in-store branches. In addition to other banks, the sources of competition for such products include savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, internet only financial intermediaries, and mortgage banking firms.

     In order to compete effectively, the Bank relies upon local promotional activity, personal contacts by its officers, directors, employees, and shareholders, automated 24-hour banking, and the individualized service which it can provide through its flexible policies. The Bank provides its own style of community-oriented, personalized service oriented towards the citizens of the San Joaquin Valley, whom the Bank believes appreciate a more consumer-oriented environment in which to conduct their financial transactions. More recently the Bank has embraced the electronic age and installed telephone banking and internet banking with bill payment capabilities, to meet the needs of customers with electronic access requirements. In addition, for customers whose loan demands exceed the legal lending limit of the Bank, the Bank attempts to arrange for such loans on a participation basis with correspondent banks. The Bank also assists customers requiring other services not offered by the Bank in obtaining such services from its correspondent banks.

     The Bank's credit card business is subject to an even higher level of competitive pressure than its general banking business. There are a number of major banks and credit card issuing entities that are able to finance often highly successful advertising campaigns with which smaller community banks generally do not have the resources to compete. As a result, the Bank's credit card outstandings are much more likely to increase at a slower rate than that which might be seen in nationwide issuers' year-end statistics. In addition, many non-financial institutions, such as providers of various retail products, offer many types of credit cards providing competition for the Bank.

Employees

     As of September 30, 2000, the Bank had 275 full-time and 39 part-time employees. On a full time equivalent basis, the Bank's staff level was 283.9 at September 30, 2000.

     None of the Bank's employees is concurrently represented by a union or covered by a collective bargaining agreement. Management of the Bank believes its employee relations are satisfactory.

Properties

     The Bank operates nine full-service branch offices in seven Tulare County communities, five full-service branch offices in Kern County and one full-service branch office each in Kings County and Fresno County (see " - General" above); and offers a full range of banking services to individuals and various sized businesses in the communities which it serves. Bank of the Sierra owns the land and building unencumbered for a total of 13 of its branch offices located in Porterville, Lindsay, Exeter, Three Rivers, Dinuba, Tulare, Hanford, Fresno, Tehachapi, California City and Bakersfield. The Bank's other facilities, including its Administrative Headquarters, two branch offices in Visalia and one branch in Bakersfield, are leased.

Legal Proceedings

     From time to time, the Bank is a party to claims and legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by counsel to the Bank as to the current status of these claims or proceedings to which the Bank is a party, management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse affect on the financial condition of the Bank.

                       MANAGEMENT OF BANK OF THE SIERRA

Board of Directors and Officers

     Bank of the Sierra's Board of Directors is presently composed of nine members, all of whom are also directors of Sierra Bancorp. The Board of Directors is staggered into two classes serving terms of two years each, one class consisting of five members and the second class consisting of four members. Those members are as follows:


       Class I (terms to expire in 2002)   Class II (terms to expire in 2001)

          Morris A. Tharp                     Albert L. Berra
          Gregory A. Childress                Vincent L. Jurkovich
          Robert L. Fields                    Robert H. Tienken
          James C. Holly                      Gordon T. Woods
          Howard H. Smith


     The following table sets forth certain information as of December 31, 2000, with respect to (i) each of the Bank's directors, (ii) each of the Bank's executive officers,/1/ and (iii) the directors and executive officers/1/ of the Bank as a group:

                                                                                        Common Stock
                                                                                   Beneficially Owned on
                                                                                    December 31, 2000/2/
                                                            Year First  --------------------------------------------
                                                            Elected or                                 Percentage
Names and Offices              Principal Occupation         Appointed      Number     Vested Option     of Shares
 Held with Bank                 for Past Five Years    Age   Director    of Shares      Shares/3/    Outstanding/4/
-----------------              --------------------    ---  ----------  ------------  -------------  ---------------
Morris A. Tharp/5/             President and Owner,     60     1977        414,480         50,000         5.01%
Chairman of the Board          E.M. Tharp, Inc.
                               (Truck Sales and
                               Repair)

Albert L. Berra                Orthodontist/Rancher     59     1977        243,109         50,000         3.76%
Director

Gregory A. Childress/5,6/      Rancher                  43     1994      1,572,478/7/      50,000        17.52%
Director

_____________________
  /1/ As used throughout this written consent statement, the term "executive officer" means President/Chief Executive Officer, Executive Vice President/Chief Operating Officer, Senior Vice President/Chief Financial Officer or Senior Vice President/Chief Credit Officer.

  /2/ Except as otherwise noted, may include shares held by such person's spouse (except where legally separated) and minor children, and by any other relative of such person who has the same home; shares held in "street name" for the benefit of such person; shares held by a family or retirement trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or his spouse) is the sole beneficiary and has pass-through voting rights and investment power.

  /3/ Consists of shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of December 31, 2000 pursuant to the Bank's Stock Option Plan. (See "Compensation of Directors" and "Stock Options" herein.)

  /4/ The percentages are based on the total number of shares of Bank of the Sierra's Common Stock outstanding, plus the number of option shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of December 31, 2000 pursuant to the Bank's Stock Option Plan. (See "Compensation of Directors" and "Stock Options" herein.)

  /5/ Mr. Tharp's address is 15243 Road 192, Porterville, California 93257; Mr. Childress' address is 12012 Road 200, Porterville, California 93257; Mr. Fields' address is 200 North Main Street, Porterville, California 93257; and Mr. Holly's address is 86 North Main Street, Porterville, California 93257.

  /6/ Mr. Childress has served as Chairman of the Board of Lindsay Olive Growers, a cooperative association in Lindsay, California since 1988. In 1994, that association filed a petition in bankruptcy under applicable provisions of the Federal Bankruptcy Act and was liquidated effective in 1999.

  /7/ Includes 5,280 shares owned by Childress, Bates, Childress, Inc. ("CBC"), a corporation of which Mr. Childress is President and a 33 1/3% shareholder; 35,440 shares owned by the CBC Defined Benefit Pension Plan, of which Mr. Childress is a trustee and a beneficiary; and 677,992 shares owned by CPG Ranch, a partnership of which Mr. Chrildress is a partner; as to all of which shares Mr. Childress has shared voting and investment power.

  (Table and footnotes continued on following page.)

                                                                                        Common Stock
                                                                                   Beneficially Owned on
                                                                                    December 31, 2000/2/
                                                            Year First  --------------------------------------------
                                                            Elected or                                 Percentage
Names and Offices             Principal Occupation          Appointed      Number     Vested Option     of Shares
 Held with Bank                for Past Five Years     Age   Director    of Shares      Shares/3/    Outstanding/4/
-----------------             --------------------     ---  ----------  ------------  -------------  ---------------

Robert L. Fields/5/           Investor (formerly        72     1982        643,382        50,000         7.49%
Director                      Owner, Bob Fields
                              Jewelers)

James C. Holly/5/             President and Chief       59     1977        462,976/8/     50,000         5.54%
President, Chief              Executive Officer,
Executive Officer             Bank of the Sierra
and Director

Vincent L. Jurkovich          President,                72     1977        136,950        50,000         2.02%
Director                      Porterville
                              Concrete Pipe, Inc

Howard H. Smith               Retired/Investor          87     1977        402,700        50,000         4.89%
Director                      (formerly Owner and
                              Chief Executive
                              Officer, Smith's
                              Complete Market)

Robert H. Tienken             Retired (formerly         80     1977        187,628        50,000         2.57%
Corporate Secretary           Realtor/Farmer)
and Director

Gordon T. Woods               Owner, Gordon T.          64     1977          1,386/9/     50,000         0.55%
Director                      Woods Construction

Kenneth E. Goodwin            Executive Vice            57     n/a         152,004        30,000         1.97%
Executive Vice                President and Chief
President and Chief           Operating Officer,
Operating Officer             Bank of the Sierra

Jack B. Buchold               Senior Vice President     56     n/a             344        10,000         0.11%
Senior Vice President         and Chief Financial
and Chief Financial           Officer,
Officer                       Bank of the Sierra

Charlie C. Glenn              Senior Vice President     61     n/a           1,873        10,000         0.13%
Senior Vice President         and Chief Credit
and Chief Credit              Officer,
Officer                       Bank of the Sierra/10/

Directors and                                                            4,219,310       500,000        48.59%
Executive Officers as a
Group (12 persons)

____________________

  (Certain footnotes appear on previous page.)

  /8/ Includes 10,200 shares owned by Mr. Holly's adult children, as to which shares Mr. Holly has sole voting power but no investment power, pursuant to an agreement with the record owners of the shares.

  /9/ Does not include 203,357 shares held by Filinco, Ltd., as to which Mr. Woods' spouse and daughters have sole voting and investment power and as to which Mr. Woods disclaims beneficial ownership.

  /10/ Mr. Glenn was appointed Senior Vice President and Chief Credit Officer of the Bank in September, 1995. Previously, he served as Senior Vice President/Chief Credit Administrator of Commerce Bank of San Luis Obispo in San Luis Obispo, California from August, 1994 to September, 1995; and as Executive Vice President/Chief Credit Administrator of Mineral King National Bank in Visalia, California from 1983 to 1994.

Committees of the Board of Directors

     The Bank has, among others, a standing Audit/CRA Committee, of which directors Berra (Chairman), Childress, Fields, Jurkovich and Tienken are members. During the fiscal year ended December 31, 1999, the Audit/CRA Committee held a total of twelve (12) meetings. The purpose of the Audit/CRA Committee, with respect to its audit duties, is to meet with the outside auditors of the Bank in order to fulfill the legal and technical requirements necessary to adequately protect the directors, shareholders, employees and depositors of the Bank. It is also the responsibility of the Audit/CRA Committee to recommend to the Board of Directors the selection of independent accountants and to make certain that the independent accountants have the necessary freedom and independence to freely examine all bank records.

     While the Board has no standing "compensation" committee, it has a Personnel Committee of which directors Berra (Chairman), Fields, Smith and Woods are members. The primary function of the Personnel Committee, which met four (4) times during 1999, is to approve the employment of executive officers and recommend the compensation for all executive officers. Additionally, the Personnel Committee recommends salary ranges for graded personnel and approves personnel policies recommended by senior officers of the Bank.

     The Bank has no standing nominating committee; however, the procedures for nominating directors, other than by the Board of Directors itself, are set forth in the Bank's Bylaws and in the Notice of Annual Meeting of Shareholders.

     During the fiscal year ended December 31, 1999, the Board of Directors of the Bank held a total of fourteen (14) meetings. Each incumbent director of the Bank attended at least 75% of the aggregate of (a) the total number of such meetings and (b) the total number of meetings held by all committees of the Board on which such director served during 1999.

Executive Compensation

     The table on the following page sets forth certain summary compensation information with respect to the Chief Executive Officer and the only other executive officers of the Bank whose total salary and bonus for the fiscal year ended December 31, 1999, exceeded $100,000 (the "Named Executive Officers"):

                          Summary Compensation Table

                                                               Long Term
                                                             Compensation
                                                             -------------
                                                                 Stock
                                                                Options
                                                                Granted
                                      Annual Compensation     (Number of
                                      -------------------                       All Other
Name and Principal Position    Year   Salary/1/   Bonus         Shares)        Compensation
---------------------------    ----   ---------  --------       -------       -------------
James C. Holly                 1999    $130,000  $130,000          -0-           $21,831/2/
President and                  1998     130,000   130,000      50,000             22,220/2/
Chief Executive Officer        1997     110,000   110,000          -0-            18,663/2/

Kenneth E. Goodwin             1999    $105,000  $ 42,000          -0-           $ 7,139/3/
Executive Vice President       1998     105,000    34,200      30,000              4,949/3/
and Chief Operating Officer    1997      92,500    34,200          -0-             4,096/3/

Jack B. Buchold                1999    $ 85,000  $ 25,500          -0-           $ 3,816/4/
Senior Vice President          1998      85,000    26,250      25,000              3,639/4/
and Chief Financial Officer    1997      75,467    26,250          -0-             2,943/4/


Charlie C. Glenn               1999    $ 82,000  $ 22,500          -0-           $ 4,702/4/
Senior Vice President          1998      82,000    22,500      25,000              3,275/4/
and Chief Credit Officer       1997      72,000    14,400          -0-             3,240/4/

Stock Options

     The Bank's 1998 Stock Option Plan (the "Plan"), intended to advance the interests of the Bank by encouraging stock ownership on the part of key employees, was adopted by the written consent of the shareholders effective July 21, 1998. The Plan provides for the issuance of both "incentive" and "non-qualified" stock options to full-time salaried officers and employees of the Bank and of "non-qualified" stock options to non-employee directors of the Bank. All options are granted at an exercise price of not less than 100% of the fair market value of the stock on the date of grant./5/ Each option expires not later than ten (10) years from the date the option was granted. Options are exercisable in installments as provided in individual stock option agreements; provided, however, that if an optionee fails to exercise his or her rights under the options within the year such rights arise, the optionee may accumulate them and exercise the same at any time thereafter during the term of the option. In addition, in the event of a "Terminating Event," i.e., a merger or consolidation of the Bank as a result of which the Bank will not be the surviving corporation, a sale of substantially all of the Bank's assets, or a change in ownership of at least 25% of the Bank's stock, all outstanding options under the Plan shall become exercisable in full (subject to certain notification requirements), and shall terminate if not exercised within a specified period of time, unless provision is made in connection with the Terminating Event for assumption of such options, or substitution of new options covering stock of a successor corporation. As of December 31, 1999, the Bank had options outstanding to purchase a total of 1,090,000 shares of

____________________________________

/1/ Salary figures include amounts deferred pursuant to the Bank's 401(k) Plan. The 401(k) Plan permits all participants to contribute up to 15% of their annual salary on a pre-tax basis (subject to a statutory maximum), which contributions vest immediately when made. Employer contributions are made in varying amounts at the discretion of the Board of Directors, and become vested over a period of five (5) years at the rate of twenty percent (20%) per year.

/2/ Includes the Bank's contributions to Mr. Holly's account pursuant to the 401(k) Plan in the amounts of $6,158, $5,460 and $4,290 for 1999, 1998 and 1997,
respectively; term life insurance premiums in the amount of $598 per year; and director's fees in the amount of $15,075, $14,550 and $13,775 for 1999, 1998 and 1997, respectively.

/3/ Represents the Bank's contributions to Mr. Goodwin's account pursuant to the 401(k) Plan in the amounts of $6,651, $4,461 and $3,608 for 1999, 1998 and 1997,
respectively; and term life insurance premiums in the amount of $488 per year.

/4/ Consists entirely of the Bank's contributions to these individuals' accounts pursuant to the 401(k) Plan.

/5/ Exercise price per share is equivalent to market price per share on the date of grant, as determined by the Board of Directors of the Bank, based upon trades in Bank of the Sierra's Common Stock known to the Bank and opening and closing prices quoted on the Nasdaq National Market concerning Bank of the Sierra's Common Stock.

its Common Stock under the Plan, with an average exercise price of $9.00 per share with respect to all such options. As of that same date, the fair market value of Bank of the Sierra's Common Stock was $9.25 per share.

     No stock options were granted to or exercised by the Named Executive Officers during 1999. The following information is furnished with respect to stock options held by the Named Executive Officers at December 31, 1999:

                     Number of Unexercised Options at     Value of Unexercised in-the-Money
                             December 31, 1999             Options at December 31, 1999/1/
     Name              Exercisable     Unexercisable      Exercisable        Unexercisable
     ----              -----------     -------------      -----------        -------------
James C. Holly           50,000             -0-             $12,500                 n/a
Kenneth E. Goodwin       30,000             -0-             $ 7,500                 n/a
Jack B. Buchold           5,000         20,000/2/           $ 1,250               $5,000
Charlie C. Glenn          5,000         20,000/2/           $ 1,250               $5,000


Compensation of Directors

     Non-employee directors of the Bank received $400 per month for their attendance at regular Board meetings in 1999, $225 per meeting for their attendance at special Board meetings, and between $150 and $250 per committee meeting, depending upon the particular committee involved. The President received $400 per month for attendance at regular Board of Directors meetings (and $225 for attendance at the organizational Board meeting), but did not receive special Board or committee meeting fees. In addition, all directors received an annual retainer of $9,800.

     No stock options were granted to or exercised by any non-employee directors during 1999. As of December 31, 1999, each non-employee director of the Bank held outstanding stock options to purchase 50,000 shares of Common Stock, all with expiration dates in 2008, and all at exercise prices of $9.00 per share.
As of that same date, the fair market value of Bank of the Sierra's Common Stock was $9.25 per share. As of December 31, 1999, all of these options were exercisable in full. Information concerning stock options held by Mr. Holly, who is also a Named Executive Officer, is set forth above under "Stock Options."



____________________________

/1/ Represents the difference between the aggregate fair market value and the aggregate exercise price of the shares at December 31, 1999.

/2/ This option will become cumulatively exercisable as to 5,000 additional shares per year commencing in September, 2000.

Performance Graph

     The following graph compares the yearly percentage change in the Bank's cumulative total shareholders' return on the Bank's stock with the cumulative total return of (i) the Nasdaq market index; (ii) all banks and bank holding companies listed on Nasdaq; (iii) an index comprised of banks and bank holding companies headquartered in the western United States; and (iv) an index comprised of banks and bank holding companies located throughout the United States with total assets of between $250 and $500 million. The latter two peer group indexes were compiled by SNL Securities LP of Charlottesville, Virginia. The Bank reasonably believes that the members of the fourth group listed above constitute peer issuers for the period from January 1, 1995 through December 31, 1999. The graph assumes an initial investment of $100 and reinvestment of dividends. The graph is not necessarily indicative of future price performance.

                           Total Return Performance

                             [GRAPH APPEARS HERE]


                                              Period Ending
                           -----------------------------------------------------
Index                      12/31/94 12/31/95 12/31/96 12/31/97 12/31/98 12/31/99
--------------------------------------------------------------------------------
Bank of the Sierra          100.00   389.32   274.27   436.73   255.68   302.65
NASDAQ - Total US           100.00   141.33   173.89   213.07   300.25   542.43
NASDAQ - Bank Index         100.00   149.00   196.73   329.39   327.11   314.42
SNL $250M-$500 Bank Index   100.00   134.95   175.23   303.07   271.41   252.50

Transactions with Directors and Executive Officers

     Certain of the executive officers, directors and principal shareholders of the Bank and the companies with which they are associated have been customers of, and have had banking transactions with, the Bank in the ordinary course of the Bank's business since January 1, 1999, and the Bank expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness, and in the opinion of Management of the Bank, have not involved more than the normal risk of repayment or presented any other unfavorable features.


                          SUPERVISION AND REGULATION


      Both federal and state law extensively regulate bank holding companies. This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of shareholders of Sierra Bancorp. The following is a summary of particular statutes and regulations affecting Sierra Bancorp and Bank of the Sierra. This summary is qualified in its entirety by the statutes and regulations.

Regulation of Sierra Bancorp

     Sierra Bancorp will be a registered bank holding company under the Bank Holding Company Act of 1956 as amended, and will be regulated by the Federal Reserve Board. Sierra Bancorp will be required to file periodic reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may conduct examinations of Sierra Bancorp and its subsidiaries, which will include Bank of the Sierra.

     The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after the acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of the bank or bank holding company.

     Sierra Bancorp will be prohibited by the Bank Holding Company Act, except in statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, Sierra Bancorp, subject to the prior approval of the Federal Reserve Board, may engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be "so closely related to banking" or managing or controlling banks as to be a "proper incident thereto."

     In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, including greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, including over-concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

     Although management of Sierra Bancorp has no present intention to do so, at some point in the future Sierra Bancorp may file an election with the FRB to become a "financial holding company." Unlike a bank holding company, a financial holding company may engage in a broad range of activities that are deemed by the Federal Reserve Board as "financial in nature or incidental" to financial activities. Moreover, even in the case where an activity cannot meet that test, the Federal Reserve Board may approve the activity if the proposed activity is "complementary" to financial activities and does not pose a risk to the safety and soundness of depository institutions. One example of such activities which would be allowed for a financial holding company but not for a bank or a simple bank holding company is real estate development activities.

     The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis substantially similar to those of the FDIC currently applicable to the Bank. Regulations and policies of the Federal Reserve Board also require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the Federal Reserve Board's policy that a bank holding company should stand ready to use available resources to provide adequate capital funds to a subsidiary bank during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting a subsidiary bank. Under certain conditions, the Federal Reserve Board may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice.

     Sierra Bancorp will be required to give the Federal Reserve Board prior written notice of any repurchase of its outstanding equity securities which (for a period of 12 months) is equal to 10% or more of Sierra Bancorp's consolidated net worth, unless certain conditions are met. (See discussion under "Reasons for the Reorganization" above.)

     Bank holding company transactions with subsidiaries and other affiliates are restricted, including qualitative and quantitative restrictions on extensions of credit and similar transactions.

     The securities of Sierra Bancorp will also be subject to the requirements of the Securities Act of 1933 and matters related thereto will be regulated by the SEC. Additionally, Sierra Bancorp's securities will be registered with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"), just as the Bank's securities are now registered with the FDIC under the Exchange Act. As such, Sierra Bancorp will be subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Exchange Act, just as the Bank has been prior to the reorganization.

Regulation of Bank of the Sierra

     As a California state-chartered bank whose accounts are insured by the FDIC up to a maximum of $100,000 per depositor, the Bank is subject to regulation, supervision and regular examination by the DFI and the FDIC. In addition, while the Bank is not a member of the Federal Reserve System, it is subject to certain regulations of the Federal Reserve Board. The regulations of these agencies govern most aspects of the Bank's business, including the making of periodic reports by the Bank, and the Bank's activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits and numerous other areas. All of such supervision and regulation of the Bank will continue following the reorganization and, in addition, Sierra Bancorp will be subject to extensive supervision and regulation by the Federal Reserve Board and the SEC (see "Regulation of Sierra Bancorp" above).

Government Policies and Legislation

     The policies of regulatory authorities, including the Federal Reserve Board, the FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through the means of open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

     Effective March, 2000, the Gramm-Leach Bliley Act eliminated many of the barriers that previously separated the insurance, securities, and banking industries since the Great Depression. As a result, these three industries may more freely compete with each other. The extent to which the changes made by the Gramm-Leach Bliley Act to the structure and operation of the financial marketplace are unknown and it is unclear how Sierra Bancorp or Bank of the Sierra will be affected. However, Sierra Bancorp may become a "financial holding company" to be able to take advantage if appropriate of the increased flexibility provided by the Gramm-Leach Bliley Act, but it has no current intention to do so.

     Additionally, other legislation which could affect Sierra Bancorp or Bank of the Sierra and the financial services industry in general may be proposed in the future. Such proposals, if enacted, may further alter the structure, regulation, and the competitive relationship among financial institutions and financial intermediaries, and may subject Sierra Bancorp or Bank of the Sierra to increased regulation, disclosure and reporting requirements. Moreover, the various banking regulatory agencies may propose rules and regulations to implement and enforce current and future legislation. It cannot be predicted whether, or in what form, any such legislation or regulations will be enacted or the extent to which Sierra Bancorp or Bank of the Sierra would be affected.


                                 LEGAL MATTERS

     Legal matters related to the validity of Sierra Bancorp Common Stock being registered with the SEC will be passed upon for Sierra Bancorp and Bank of the Sierra by Fried, Bird & Crumpacker, P.C., Los Angeles, California.

                                  APPENDIX A

                                _______________



                     AGREEMENT AND PLAN OF REORGANIZATION

                                 by and among

                                SIERRA BANCORP,

                              BANK OF THE SIERRA

                                      and

                           SIERRA MERGER CORPORATION

                            Dated December 14, 2000



                                 _____________

                PLAN OF REORGANIZATION AND AGREEMENT OF MERGER
                ----------------------------------------------


     THIS PLAN OF REORGANIZATION AND AGREEMENT OF MERGER ("Agreement") is made and entered into this 14th day of December, 2000, between Bank of the Sierra, a California state chartered banking corporation (the "Bank"), Sierra Merger Corporation, a Delaware corporation (the "Subsidiary") and Sierra Bancorp, a California corporation (the "Holding Company").

                               R E C I T A L S:
                               ----------------

     A. The Bank is a banking corporation duly organized and validly existing and doing business in good standing under the laws of the State of California, and has its principal office in Porterville, California and has authorized capital stock of 24,000,000 shares of common stock, without par value ("Bank Stock"), of which, as of the date hereof, there are 9,212,280 shares issued and outstanding; and

     B. The Subsidiary is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has authorized capital of 1,000 shares of no par value common stock of which, as of the date hereof, there are 100 shares issued and outstanding ("Subsidiary Stock"), all of which are owned by the Holding Company; and

     C. The Holding Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has authorized capital of 24,000,000 shares, without par value ("Holding Company Stock"), of which, as of the date hereof, there are 100 shares issued and outstanding, all of which are owned by James C. Holly; and

     D. At least a majority of the entire Board of Directors of the Bank, the Holding Company and the Subsidiary, respectively, have approved this Agreement and authorized its execution;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth and for the purpose of prescribing the terms and conditions of the merger of the Subsidiary with and into the Bank, the parties hereto agree as follows:

                                   ARTICLE 1
                                   ---------
                                TERMS OF MERGER
                                ---------------

     1.1  Merger.  On the Effective Date, as defined in Section 3.1, the
          ------
Subsidiary shall be merged with and into the Bank ("Merger"), with the Bank being the surviving corporation (the "Surviving Corporation") and a subsidiary of the Holding Company. The Surviving Corporation's name shall continue to be "Bank of the Sierra."

     1.2  Articles, Bylaws and Certificate of Authority.  The Articles of
          ---------------------------------------------
Incorporation of the Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, continue to be the Articles of Incorporation of the Surviving Corporation, without change or amendment; the Bylaws of the Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, continue to be the Bylaws of the Surviving Corporation, without change or amendment; the Certificate of Authority of Bank of the Sierra issued by the Department of Financial Institutions of the State of California shall be and remain the Certificate of Authority of the Surviving Corporation, and the Bank's insurance of accounts coverage by the Federal Deposit Insurance Corporation shall be and remain the insurance of accounts coverage of the Surviving Corporation.

     1.3  Officers and Directors.  On and after the Effective Date, the
          ----------------------
directors and officers of the Bank immediately prior to the Effective Date shall continue to be the directors and officers of the Surviving Corporation. The directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation and until such time as their successors are elected and have qualified.

     1.4  Rights and Privileges.  On and after the Effective Date, all the
          ---------------------
rights, privileges, powers, franchises, facilities and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of the Bank shall continue unaffected and unimpaired by the Merger. On and after the Effective Date, the Surviving Corporation shall without further transfer, possess all of the rights, privileges, powers, franchises, facilities, and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of the Subsidiary.

     1.5  Assumption of Liabilities.  On and after the Effective Date, the
          -------------------------
Surviving Corporation shall succeed to and be liable for all debts, liabilities and other obligations, known or unknown, contingent or otherwise, of the Subsidiary, of any nature whatsoever, existing on the Effective Date or attributable to the operations of the Subsidiary as though the Surviving Corporation had incurred them.

     1.6  Further Cooperation.  If at any time after the Effective Date any
          -------------------
further conveyance, assignment or other documents, or any further action is necessary or desirable to further effectuate the transactions set forth herein or contemplated hereby, the officers and directors of the parties hereto shall execute and deliver, or cause to be executed and delivered, all such documents as may be reasonably required to effectuate such transactions.

                                   ARTICLE 2
                                   ---------
                                 CAPITAL STOCK
                                 -------------

     2.1  Stock of the Subsidiary.  On the Effective Date, each share of
          -----------------------
Subsidiary Stock issued and outstanding immediately prior to the Effective Date shall be converted into one share of Bank Stock.

     2.2  Stock of the Bank.  On the Effective Date, each share of Bank Stock
          -----------------
issued and outstanding immediately prior to the Effective Date shall be converted into and exchanged for one share of Holding Company Stock.

     2.3  Exchange of Holding Company Stock for Bank Stock.  On the Effective
          ------------------------------------------------
Date, each Bank shareholder of record at that date shall be entitled to receive one share of Holding Company Stock for each share of Bank Stock held on that date. The Holding Company shall issue that number of shares which shareholders are entitled to receive. On and after the Effective Date, certificates representing the issued and outstanding Bank Stock immediately prior to the Effective Date shall thereafter represent shares of the Holding Company Stock, and such certificates may be exchanged by the holders thereof, after the Effective Date, for new certificates for the appropriate number of shares bearing the name of the Holding Company.

     2.4  Repurchase of Holding Company Stock.  Immediately following the
          -----------------------------------
effectiveness of the Merger, each of the 100 shares of the Holding Company Stock issued and outstanding and owned by James C. Holly immediately prior to the Effective Date shall be repurchased by the Holding Company for $1.00 per share.

     2.5  Rights to Stock Options.  On and after the Effective Date, all
          -----------------------
outstanding options to purchase shares of Bank Stock granted pursuant to the Bank's Stock Option Plan(s) shall be assumed by and shall be deemed options to purchase shares of Holding Company Stock on the same terms and conditions, subject to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and for the same number of shares as have been agreed upon and set forth in the Bank's Stock Option Plan(s) and stock option agreements entered into pursuant thereto.

     2.6      Employee Benefit Plans.  On and after the Effective Date, each
              ----------------------
share of Bank Stock held in trust or otherwise in connection with any and all of the Bank's employee benefit plans, shall be converted into one share of Holding Company Stock. Such plans shall be subject to the same terms and conditions as existed prior to the Effective Date, subject to the requirements of the Securities Act.

                                   ARTICLE 3
                                   ---------
                                EFFECTIVE DATE
                                --------------

     3.1  Effective Date.  The Effective Date of the Merger shall be the date of
          --------------
filing, in the Office of the Secretary of State of California, of an executed copy of an Agreement of Merger which sets forth the terms of this Plan of Reorganization and Agreement of Merger, and includes all requisite accompanying certificates, in accordance with Section 1103 of the California Corporations Code, or such later date as may be indicated in the Agreement of Merger. The date of such filing or later indicated date shall be the "Effective Date" of the Merger.

                                   ARTICLE 4
                                   ---------
                                   APPROVALS
                                   ---------

     4.1  Shareholder Approvals.  This Agreement shall be submitted to the
          ---------------------
shareholders of the Bank, the Subsidiary and the Holding Company for approval and ratification, as provided by the applicable laws of the State of California and other applicable law.

     4.2  Regulatory Approvals.  The parties hereto agree that each shall
          --------------------
proceed to and cooperate fully to obtain the regulatory approvals and consents and to satisfy the requirements prescribed by applicable law and/or regulation or which are otherwise necessary or desirable in connection with the completion of the Merger as outlined herein. Such regulatory approvals, consents and requirements shall include, but shall not be limited to, the approvals and consents set forth in Article 5 herein.

                                   ARTICLE 5
                                   ---------
                             CONDITIONS PRECEDENT
                             --------------------

     5.1  The Merger is subject to and conditioned upon the following:

          5.1.1  Shareholder Approvals.  Approval and ratification of this
                 ---------------------
Agreement by the holders of a majority of the outstanding shares of the Bank, the Subsidiary and the Holding Company as required by applicable law.

          5.1.2  Regulatory Approvals.  Receipt of all other approvals and
                 --------------------
consents, and satisfaction of all other requirements as are prescribed by applicable law in connection with the Merger including, but not limited to, approval of the Federal Deposit Insurance Corporation, non-disapproval by the Board of Governors of the Federal Reserve System and approval of the California Department of Financial Institutions.

          5.1.3  Performance of Obligations.  Performance by each party hereto
                 --------------------------
of all its obligations under this Agreement.

                                   ARTICLE 6
                                   ---------
                                  TERMINATION
                                  -----------

     6.1  Termination.  The Agreement may be terminated at any time upon the
          -----------
occurrence of any of the following events:

          6.1.1 If any of the conditions set forth in Article 5 is not fulfilled within a reasonable period of time, such reasonable period of time to be determined by a majority of the Board of Directors of any of the parties, in their sole and absolute discretion; or

          6.1.2 If any action, suit, proceeding or claim has been instituted, made or threatened, relating to the proposed Merger which makes consummation of the Merger inadvisable in the opinion of a majority of the Board of Directors of any of the parties; or

          6.1.3 If for any reason consummation of the Merger is inadvisable in the opinion of a majority of the Board of Directors of any of the parties.

     6.2  Effect of Termination.  Upon termination, this Agreement shall be void
          ---------------------
and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties hereto or their respective directors, officers, employees, agents or shareholders.

                                   ARTICLE 7
                                   ---------
                                   EXPENSES
                                   --------

     7.1  Expenses of the Merger.  All of the expenses of the Merger, including
          ----------------------
filing fees, printing and mailing costs, and accountants' fees and legal fees, shall be borne by the Surviving Corporation. In the event that the Merger is abandoned or terminated for any reason, all expenses shall be borne by the Bank.

                                   ARTICLE 8
                                   ---------
                         AMENDMENT, MODIFICATION, ETC.
                         -----------------------------

     8.1  Amendment, Modification, Etc.  The Bank, the Subsidiary and the
          -----------------------------
Holding Company, by mutual consent of their respective Boards of Directors, to the extent permitted by law, may amend, modify, supplement and interpret this Agreement in such manner as may be mutually agreed upon by them in writing at any time before or after adoption thereof by shareholders of the Bank, the Subsidiary and the Holding Company; provided, however, that no such amendment, modification or supplement shall change any principal term hereof or the number or kind of shares to be issued by the Holding Company in exchange for each share of the Bank, except by the affirmative action of such shareholders as required by law.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers as of the date first above written.

                                         BANK OF THE SIERRA

                                         By: /s/ James C. Holly
                                            -------------------------
                                             James C. Holly, President
                                             and Chief Executive Officer

                                         By: /s/ Robert H. Tienken
                                            -------------------------
                                             Robert H. Tienken, Secretary


                                         SIERRA MERGER CORPORATION

                                         By: /s/ James C. Holly
                                            -------------------------
                                             James C. Holly, President and
                                             Secretary

                                         SIERRA BANCOR

                                         By: /s/ James C. Holly
                                            -------------------------
                                             James C. Holly, President
                                             and Chief Executive Officer

                                         By: /s/ Robert H. Tienken
                                            -------------------------
                                             Robert H. Tienken, Secretary

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

     The Articles of Incorporation and Bylaws of Sierra Bancorp provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Sierra Bancorp's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

     Sierra Bancorp's Bylaws provide that Sierra Bancorp shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Sierra Bancorp's Bylaws also provide that Sierra Bancorp shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Sierra Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Sierra Bancorp's Bylaws.

ITEM 21.  Exhibits and Financial Statement Schedules

(a)  Exhibits.  See Exhibit Index

(b)  Financial Statement Schedules

     All schedules are omitted because the required information is not applicable.

(c)  Not applicable.

ITEM 22.  Undertakings

(a) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning any transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Porterville, State of California, on January 2, 2001.

                                        SIERRA BANCORP

                                        /s/ James C. Holly
                                        ------------------
                                   By:  James C. Holly
                                        President and Chief Executive Officer
                                        (Duly Authorized Representative)

     We the undersigned directors and officers of Sierra Bancorp do hereby severally constitute and appoint James C. Holly and Jack B. Buchold and each or any one of them our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below and to execute all instruments for us and in our names in the capacities indicated below which said attorneys may deem necessary or advisable to enable Sierra Bancorp to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-4 relating to the offering of Sierra Bancorp common stock, including specifically but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that attorneys shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Signature                   Title                       Date
---------                   -----                       ----

/s/ Albert L. Berra         Director                    January 2, 2001
--------------------------
Albert L. Berra

/s/ Gregory A. Childress    Director                    January 2, 2001
--------------------------
Gregory A. Childress

/s/ Robert L. Fields        Director                    January 2, 2001
--------------------------
Robert L. Fields

/s/ James C. Holly          President, Chief Executive  January 2, 2001
--------------------------   Officer and Director
James C. Holly

/s/ Vincent L. Jurkovich    Director                    January 2, 2001
--------------------------
Vincent L. Jurkovich

/s/ Howard H. Smith         Director                    January 2, 2001
--------------------------
Howard H. Smith

/s/ Morris A. Tharp         Chairman of the Board       January 2, 2001
--------------------------
Morris A. Tharp

/s/ Robert H. Tienken       Director and                January 2, 2001
--------------------------   Corporate Secretary
Robert H. Tienken

/s/ Gordon T. Woods         Director                    January 2, 2001
--------------------------
Gordon T. Woods

/s/ Jack B. Buchold         Chief Financial Officer     January 2, 2001
--------------------------
Jack B. Buchold

                               INDEX TO EXHIBITS
                               -----------------


Exhibit No.  Description
-----------  -----------
    2 Plan of Reorganization and Agreement of Merger dated December 14, 2000 among Bank of the Sierra, Sierra Bancorp and Sierra Merger Corporation (Annex I of Written Consent Statement/Prospectus)

    3.1      Articles of Incorporation of Sierra Bancorp

    3.2      Amendment to Articles of Incorporation of Sierra Bancorp

    3.3      Bylaws of Sierra Bancorp

    5.1 Opinion of Fried, Bird & Crumpacker, P.C. regarding Legality of Securities being Registered

    8.1 Opinion of RSM McGladrey, Inc. concerning the Reorganization under Internal Revenue Code 368(a)(2)(E)

    8.2 Opinion of RSM McGladrey, Inc. concerning the assumption of the Bank of the Sierra Stock Option Plan

   10.1 Bank of the Sierra 1998 Stock Option Plan (assumed by Registrant in the reorganization)

   10.2 Agreement and Plan of Merger by and between Bank of the Sierra and Taft National Bank dated December 15, 2000

   21        Subsidiaries of Registrant

   23.1      Consent of Fried, Bird & Crumpacker, P.C. (included in Exhibit 5.1)

   23.2 Consent of RSM McGladrey, Inc. with respect to Tax Opinion (included within Exhibits 8.1 and 8.2)

   24        Power of Attorney (included in the signature page)

   99.1 Form of Written Consent for use by Shareholders of Bank of the Sierra